     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MAY 28, 1999.

                                            REGISTRATION STATEMENT NO. 333-74789
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                      ------------------------------------

                               AMENDMENT NO. 3 TO

                                    FORM S-3
                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933
                      ------------------------------------
                              SPARTECH CORPORATION
             (Exact Name of Registrant as Specified in Its Charter)

                  DELAWARE                                       43-0761773
      (State or Other Jurisdiction of               (I.R.S. Employer Identification No.)
       Incorporation or Organization)

 120 SOUTH CENTRAL AVENUE, SUITE 1700, CLAYTON, MISSOURI 63105  (314) 721-4242
  (Address, Including Zip Code, and Telephone Number, Including Area Code, of
                   Registrant's Principal Executive Offices)
                      ------------------------------------
                                RANDY C. MARTIN
             VICE PRESIDENT -- FINANCE AND CHIEF FINANCIAL OFFICER
                              SPARTECH CORPORATION
         120 SOUTH CENTRAL AVENUE, SUITE 1700, CLAYTON, MISSOURI 63105
                                 (314) 721-4242
 (Name, Address, Including Zip Code, and Telephone Number, Including Area Code,
                             of Agent For Service)
                      ------------------------------------
                                WITH COPIES TO:

             JEFFREY D. FISHER, ESQ.                              THOMAS J. MURPHY, ESQ.
             ARMSTRONG TEASDALE LLP                               MCDERMOTT, WILL & EMERY
       ONE METROPOLITAN SQUARE, SUITE 2600                        227 WEST MONROE STREET
         ST. LOUIS, MISSOURI 63102-2740                        CHICAGO, ILLINOIS 60606-5096
                 (314) 621-5070                                       (312) 372-2000

                      ------------------------------------

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for the same offering. [ ]
---------

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
---------

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

     The information contained in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                             SUBJECT TO COMPLETION

                                  MAY 28, 1999


                                2,328,968 SHARES

                              SPARTECH CORPORATION

LOGO                              COMMON STOCK

The selling stockholders named in this prospectus under "Principal and Selling Stockholders" are offering 2,328,968 shares of common stock with this prospectus. Spartech will not receive any proceeds from the sale of shares by the selling stockholders.


Our common stock is listed on the New York Stock Exchange under the symbol "SEH." On May 27, 1999, the closing sale price of the common stock on the New York Stock Exchange was $23 3/4 per share.


INVESTING IN THE COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                                                             PER SHARE       TOTAL
                                                             ---------    -----------
Public offering price....................................     $           $
Underwriting discount....................................     $           $
Proceeds to the selling stockholders.....................     $           $

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Spartech has granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 345,000 shares of common stock from Spartech within 30 days following the date of this prospectus to cover over-allotments.

                      ------------------------------------
The underwriters are severally underwriting the shares of common stock being offered. The underwriters expect to deliver the shares against payment in New
York, New York on           , 1999.

FIRST ANALYSIS SECURITIES CORPORATION
                            EVEREN SECURITIES, INC.
                                                    JANNEY MONTGOMERY SCOTT INC.
                      ------------------------------------

                       Prospectus dated           , 1999.

                          [MAP OF SPARTECH LOCATIONS]

                        [OPERATING SEGMENTS FLOW CHART]

     This prospectus contains registered service marks, trademarks and trade names of Spartech Corporation, including the Spartech name and logo.

                               PROSPECTUS SUMMARY

     This summary highlights information contained in other parts of this prospectus. It is not complete and may not contain all of the information that you should consider before investing in the shares. You should read the entire prospectus carefully.


     Unless otherwise stated, the information in this prospectus has not been adjusted for our May 24, 1999 acquisition of the Alltrista Plastic Packaging Division described under "Business -- Acquisition History -- Most Recent Acquisition.


                                 ABOUT SPARTECH

GENERAL

     We are an intermediary processor of thermoplastics. Thermoplastics are plastics capable of being formed and reformed by heating. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, color concentrates and blended resin compounds, and injection molded and profile extruded products. The plastics industry grew at a 6% compound annual growth rate from 1992 to 1997, due partly to the continuing substitution of plastics for traditional materials such as metal, fiberglass and wood. We refer to this process of substitution as product transformations.

     We have recorded 29 consecutive quarters of earnings improvement over the comparable prior year's quarter. From fiscal 1994 to 1998, our net sales increased from $256.6 million to $653.9 million, a compound annual growth rate of 26%, and diluted earnings per share grew from $0.46 to $1.18, a compound annual growth rate of 27%. During the same period, our volume of product sold grew from 310 million pounds to 902 million pounds, a compound annual growth rate of 31%. Our leading market share position in extruded sheet and rollstock, improving margins and ability to capitalize on the plastics industry's consolidation and product transformation trends position us to sustain strong growth into the future.

     We provide value through formulation and processing technology, our cost efficient operations, our broad range of problem-solving products and capabilities, and our locations close to customers' manufacturing facilities. We are organized into three lines of business, or operating groups: Extruded Sheet & Rollstock, representing 70% of our 1998 net sales, Color & Specialty Compounds, representing 24% of our 1998 net sales, and Molded & Profile Products, representing 6% of our 1998 net sales.

     Our principal executive offices are located at 120 South Central Avenue, Suite 1700, Clayton, Missouri 63105. Our telephone number is (314) 721-4242. Our web site address is http://www.spartech.com. INFORMATION CONTAINED ON OUR WEB SITE IS NOT PART OF THIS PROSPECTUS.

COMPETITIVE STRENGTHS

     Our competitive strengths include:

     - Market Position. We are the largest extruder of custom rigid plastic sheet and rollstock in North America, and have a growing market position in color and specialty compounds.

     - Diversified Customer Base and Geographic Presence. We sell our products to over 4,500 customers in a broad range of end markets. Our 39 plants are strategically located in 35 cities throughout the United States as well as in eastern Canada and France.

     - Low-Cost Supplier. Our size helps us obtain volume discounts on raw materials, and the strategic location of our plants saves shipping costs and reduces delivery times to our customers.

     - Decentralized Management Structure. Our day-to-day operating decisions are made at each of our operating locations. This promotes operating efficiency and timely decision making and facilitates integration of the businesses we acquire.

     - Commitment to Customer Service. We seek to differentiate ourselves from our competitors by emphasizing consistent product quality, outstanding customer service, and innovative technical solutions for our customers.

GROWTH STRATEGY

     In late 1991, we began building a new senior management team with the appointment of our current chief executive officer. Concurrently with this management transition, we began to develop and implement a comprehensive growth strategy. This strategy has two components, which complement each other. The first, our Four Cornerstones for Growth, emphasizes volume growth through internal means and strategic acquisitions. We pursue an aggressive but disciplined acquisition program and have successfully integrated numerous acquisitions that have all contributed to profitable growth. The second, our Pyramids of Productivity, emphasizes earnings growth through ongoing cost containment and productivity improvement efforts.

RECENT DEVELOPMENTS


     On May 24, 1999 we acquired the net assets of the Alltrista Plastic Packaging Division of Alltrista Corporation, an extruded sheet and rollstock manufacturer in Muncie, Indiana. See "Business -- Acquisition History -- Most Recent Acquisition."



     On May 25, 1999, we announced summary operating results for the quarter ended May 1, 1999. The complete financial statements for this period are not currently available. The following table presents unaudited consolidated condensed financial information for the second quarter and the first six months of 1998 and 1999.



                                                     THREE MONTHS ENDED     SIX MONTHS ENDED
                                                     -------------------   -------------------
                                                      MAY 2,     MAY 1,     MAY 2,     MAY 1,
                                                       1998       1999       1998       1999
                                                     --------   --------   --------   --------
                                                       (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net Sales..........................................  $165,707   $196,937   $298,788   $364,738
Operating Earnings.................................    17,841     22,780     31,619     41,855
Interest Expense and Preferred Stock
  Distributions....................................     2,995      4,050      5,340      7,901
Income Taxes.......................................     5,983      7,625     10,395     13,692
Net Earnings.......................................     8,863     11,105     15,884     20,262
Net Earnings Per Common Share -- Diluted...........  $    .31   $    .38   $    .56   $    .70



                                                              AT MAY 1,
                                                                1999
                                                              ---------
Working Capital.............................................  $ 83,565
Total Assets................................................   553,238
Total Long-Term Debt, Less Current Maturities...............   200,226
Total Stockholders' Equity..................................   165,042


                                  THE OFFERING

     Unless otherwise stated, all information contained in this prospectus assumes no exercise of the over-allotment option granted to the underwriters.

Shares offered by the
selling stockholders.......  2,328,968 shares

Shares outstanding after
the offering...............  26,914,282 shares

Use of proceeds............  We will not receive any proceeds from the sale of shares by the selling stockholders. If the underwriters exercise their over-allotment option, we intend to use the net proceeds from the sale of those shares to repay borrowings under our bank credit facility.

Dividend policy............  We currently pay quarterly cash dividends at the annual rate of $0.28 per share.

Risk factors...............  For a discussion of specific risks you should consider before investing in the shares, see "Risk Factors" beginning on page 6.

NYSE symbol................  SEH

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION
                (in thousands, except ratios and per share data)

     The information below should be read in conjunction with our consolidated financial statements, and the sections captioned "Selected Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" included elsewhere in this prospectus.


                                                                                         THREE MONTHS ENDED
                                                                                      -------------------------
                                                                                       JAN. 31,      JAN. 30,
                                 1994       1995     1996(A)      1997       1998        1998          1999
                               --------   --------   --------   --------   --------   -----------   -----------
INCOME STATEMENT DATA:
Net Sales....................  $256,593   $352,273   $391,348   $502,715   $653,855    $133,081      $167,801
Gross Profit.................    36,998     49,879     60,572     82,215    111,215      22,480        30,197
Depreciation and
  Amortization...............     4,422      5,798      7,211     11,548     18,530       3,546         5,667
Operating Earnings...........    16,410     24,604     34,492     49,701     69,728      13,778        19,075
Interest Expense.............     3,125      4,960      5,062      8,393     13,602       2,345         3,851
Net Earnings.................    10,835     14,534     18,317     25,493     33,720       7,021         9,157
Diluted Earnings Per Share...  $    .46   $    .60   $    .74   $    .92   $   1.18    $    .25      $    .32
Dividends Per Share..........  $     --   $    .09   $    .15   $    .20   $    .24    $    .06      $    .07
OTHER DATA:
Return on Equity (b).........     20.8%      22.3%      20.0%      21.2%      23.9%       21.7%         23.2%
Gross Margin.................     14.4%      14.2%      15.5%      16.4%      17.0%       16.9%         18.0%
Operating Margin.............      6.4%       7.0%       8.8%       9.9%      10.7%       10.4%         11.4%
EBITDA (c)...................  $ 20,832   $ 30,402   $ 41,703   $ 61,249   $ 88,258    $ 17,324      $ 24,742
EBITDA Margin................      8.1%       8.6%      10.7%      12.2%      13.5%       13.0%         14.7%
Net Cash Provided By (Used
  For):
  Operating Activities.......  $ 13,358   $ 16,487   $ 23,160   $ 48,390   $ 64,546    $  5,155      $ 14,550
  Investing Activities.......   (14,164)   (33,537)   (76,505)   (83,877)  (146,185)     (5,119)      (15,373)
  Financing Activities.......     1,109     18,803     54,486     36,997     82,930      (1,109)         (404)
Increase (Decrease) In Cash
  and Equivalents............       303      1,753      1,180      1,373      1,189      (1,131)       (1,223)
Capital Expenditures.........  $  8,152   $ 10,015   $  9,566   $ 12,172   $ 17,859    $  2,056      $  4,956
Effective Tax Rate...........       18%        26%        38%        38%        40%         39%           40%


                                                                AT JAN. 31,    AT JAN. 30,
                                                                   1998           1999
                                                                -----------    -----------
BALANCE SHEET DATA:
Working Capital.............................................     $ 71,523       $ 78,124
Total Assets................................................      355,659        542,994
Total Long-Term Debt, Less Current Maturities...............      144,245        246,919
Total Stockholders' Equity..................................      130,763        161,632

---------------

(a) Our fiscal year ends on the Saturday closest to October 31. Fiscal year 1996 included 53 weeks compared to 52 weeks for all other fiscal years presented.
(b) Represents net earnings divided by average equity.
(c) EBITDA, which means net income before interest expense, income taxes, depreciation and amortization, is not a measure of performance under generally accepted accounting principles, or GAAP. EBITDA should not be considered in isolation or as a substitute for net income, cash flows from operating activities or other cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. EBITDA differs from net cash provided by operating activities in that it excludes cash used to service debt requirements and does not reflect the effects of changes on working capital or deferred income tax items. It therefore does not reflect funds available for dividends or other discretionary uses. We are showing EBITDA here because it is a widely accepted financial indicator of a leveraged company's ability to service and/or incur indebtedness and because we believe it is a relevant measure of our ability to generate cash without regard to our capital structure. EBITDA is not necessarily comparable to similarly titled measures for other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a discussion of other measures of performance determined in accordance with GAAP.

                                  RISK FACTORS

     The principal risks of this offering are described below. You should carefully consider these risks before deciding to invest in our common stock. These risks could materially and adversely affect our business, financial condition and results of future operations. If that were to happen, the trading price of our common stock could decline, and you could lose all or part of your investment. The risks described below are not the only ones we face.

WE OPERATE IN A HIGHLY COMPETITIVE INDUSTRY, AND OUR FAILURE TO COMPETE EFFECTIVELY COULD HURT OUR PROFITS

     Our continued profitability depends on our ability to meet competition. Our industry is competitive in several ways:

     - The plastics intermediary industry is characterized by a large number of companies and by periodic oversupply of base resins, resulting in intense price competition. If we are unable to meet our competitors' prices, our sales could be reduced. On the other hand, if we meet the competition but are not able to do so in a cost-efficient way, our margins could decrease. In either event, our profits could be reduced or we could incur writedowns to inventory values.

     - Because plastics intermediaries are consolidating, our competitors may become larger, which could make them more efficient, reducing their cost of materials and permitting them to be more price competitive. Increased size could also permit them to operate in wider geographic areas and enhance their ability to compete in other areas such as research and development and customer service, which could reduce our profitability.

     - We may experience increased competition from companies offering products based on alternative technologies and processes that may be competitive or better in price or performance, causing us to lose customers, sales volume and profits.

     - Some of our customers may be or become large enough to justify developing in-house production capabilities. Any material reduction in orders to us by our customers as a result of a shift to in-house production could adversely affect our sales and profits.

WE MAY NOT BE ABLE TO CONTINUE TO MAKE THE ACQUISITIONS NECESSARY FOR US TO REALIZE OUR GROWTH STRATEGY

     Acquiring businesses that complement or expand our operations has been and continues to be an important element of our business strategy. This strategy depends on our ability to continue to identify, complete and manage acquisitions profitably. However, several factors may impair our ability to continue this strategy.

     - Some of our major competitors have or could initiate similar growth strategies, and the overall plastics intermediary segment is continuing to consolidate. As a result, competition for suitable acquisition candidates is increasing. We may not be able to acquire additional companies in our industry on terms favorable to us.

     - We have generally financed our acquisitions from bank borrowings or the placement of debt securities, or from the issuance of capital stock, and we expect to derive the consideration used for future acquisitions from the same sources. However, we may not be able to obtain this financing in the future on economically feasible or acceptable terms, or at all. Our consolidated long-term indebtedness was approximately $255.7 million at January 30, 1999, or approximately 61% of our total consolidated capitalization.

     - Integrating acquired businesses requires a significant amount of management time and skill and may place significant demands on our operations and financial resources. We may not be successful in integrating acquired businesses into our operations.

     If we are unable to continue our acquisition strategy, or if we fail to effectively integrate future acquisitions into our operations, it could have a material adverse effect on our business, financial condition and results of operations.

COMPLETED ACQUISITIONS MAY RESULT IN INTEREST OR GOODWILL AMORTIZATION EXPENSE THAT EXCEEDS THE NET INCOME FROM THE ACQUIRED OPERATIONS

     - The amount of debt used to finance our acquisitions and the potential for higher interest rates in the future may result in increased interest costs.

     - To complete future acquisitions we may have to negotiate higher purchase prices that result in increased goodwill amortization expense.

     - The Financial Accounting Standards Board has proposed changes to the accounting for goodwill resulting from future acquisitions, including shortening the maximum period for amortizing goodwill from 40 years to 20 years. Shortening the amortization period would result in increased goodwill amortization expense.

     Any of these factors could result in expenses from these acquisitions that exceed the net income we derive from the acquired operations, which would reduce our net income.

LARGE INCREASES IN THE COSTS OF RAW MATERIALS OR SUBSTANTIAL DECREASES IN THEIR AVAILABILITY COULD MATERIALLY AND ADVERSELY AFFECT OUR OPERATING PROFIT

     - The costs of raw materials used in our manufacturing processes represented approximately 76% of cost of goods sold in 1998. These raw materials include resins that are affected by changes in supply and demand conditions within the commodity resins market. Prices for these raw materials could increase significantly.

     - In addition, any major disruptions in the availability of petroleum or natural gas to our suppliers could adversely impact the availability of the resins used in our manufacturing process.

     Either of these factors could cause us to lose orders or customers and have a material adverse effect on our sales and operating profit.

WE OPERATE IN CYCLICAL MARKETS AND HAVE EXPOSURE TO ECONOMIC DOWNTURNS

     Our products are sold in a number of end markets which tend to be cyclical in nature, including transportation, building and construction, bath/pool and spa, and electronics and appliances. A downturn in one or more of these end markets could have a material adverse effect on our sales and operating profit.

OUR STOCK PRICE IS VOLATILE AND MAY DECLINE

     The trading price of our common stock has fluctuated widely, ranging between $14 3/4 and $25 3/8 per share over the past 52 weeks. The overall market and the price of our common stock may continue to be volatile. The trading price of our common stock may be significantly affected by various factors, including:

     - Variations in our quarter to quarter operating results;

     - Changes in investors' and analysts' perceptions of the business risks and conditions of our business;

     - The relative size of our market capitalization; and

     - The limited float of our common stock.

OUR PRINCIPAL STOCKHOLDER COULD INFLUENCE OUR MANAGEMENT AND POLICIES, AND COULD ALSO BE A POTENTIAL COMPETITOR

     As of April 30, 1999, Vita International Limited, of Manchester, England, held approximately 44.7% of the outstanding shares of our common stock. Two of our directors, Calvin J. O'Connor and Alan R. Teague, serve on our board as representatives of Vita.

     - Vita's representation on the board and its large percentage of stock ownership means Vita could be in a position to effectively control our management and policies if it were supported by a relatively small percentage of the other stockholders or if a relatively small percentage of the other shareholders did not choose to exercise their voting rights. In addition, under our certificate of incorporation, Vita's current representation on the board together with its current share ownership are sufficient to give it the power to block significant business combinations with any other 10% shareholder, of which there are none at present, unless the board approves the business combination before the other shareholder acquires its 10% ownership.

     - Vita is a manufacturer and distributor of cellular polymers, engineered thermoplastics, fibers and fabrics, primarily in Europe. Although we do not currently compete with Vita in any material respect, there can be no assurance that our growth and business strategies will not conflict with or be affected by those of Vita at some time in the future. In that event, Vita could act in its interests at the expense of Spartech's interests.

OUR INABILITY TO OBTAIN OR MAINTAIN REQUIRED REGULATORY OR ENVIRONMENTAL PERMITS COULD HURT OUR PROFITS

     - We operate under numerous federal, state, local and non-U.S. laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. In particular, our operations are subject to laws and regulations governing industrial waste water and storm water discharges, public notice or "community right-to-know" requirements concerning the hazardous materials located or used at our facilities, and the disposal of solid waste from our facilities, some of which is considered special waste within the meaning of these laws and regulations. Some of these laws require us to obtain permits in order to conduct our operations. If we were to violate these laws or regulations we might have to pay substantial fines and our permits could be suspended or revoked in which case we might have to suspend operations at one or more of our manufacturing facilities. We may also not be able to acquire new permits which we would need in order to expand our operations.

     - The Food and Drug Administration regulates the material content of medical and direct-contact food and beverage containers and packages and periodically examines our operations. We must also adhere to FDA regulations governing "good manufacturing practices," including testing, quality control, and manufacturing and documentation requirements. If violations of these regulations are noted during inspections of our manufacturing facilities by public health regulatory officials, we may be required to cease manufacturing until the violation is corrected or to recall products that were manufactured under improper conditions.

     Any of these circumstances could have a material adverse effect on the continued marketing of our products and on our business, financial condition and results of operations.

YEAR 2000 PROBLEMS OF OUR SIGNIFICANT CUSTOMERS, SUPPLIERS OR UTILITIES MAY IMPAIR OUR OPERATIONS

     We may experience lost revenues if any of our major customers experience Year 2000 problems which cause them to order less product from us, or which cause them financial difficulties resulting in a breach of their payment obligations to us. A mass interruption to our supply chain resulting from the lack of readiness of our suppliers could result in lost profits, breach of contract claims against us, or other adverse consequences. In addition, our customers or suppliers or our own production capabilities could also be adversely affected in similar ways due to disruptions to the transportation network or public utilities. For more information about our Year 2000 compliance efforts, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000."

                           FORWARD LOOKING STATEMENTS

     This prospectus also contains forward-looking statements, primarily in the sections captioned "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." Forward-looking statements represent our judgment relating to, among other things, future results of operations, growth plans, sales, capital requirements and general industry and business conditions applicable to us. They are based largely on our current expectations. Our actual results could differ materially from the information contained in the forward-looking statements due to a number of factors, including the risks described above, changes in the economy or the plastics industry in general, and other unanticipated events that may prevent us from competing successfully in existing or new markets, and our ability to manage our growth effectively.

                                USE OF PROCEEDS

     We will not receive any of the proceeds from the sale of shares by the selling stockholders. If the underwriters fully exercise their over-allotment
option, we would receive approximately $          in proceeds from the sale of
those 345,000 shares, after deducting the underwriting discount and the expenses of the offering. We will pay all expenses incurred in the offering, except the expenses of the selling stockholders' counsel and any underwriting discounts or commissions on the selling stockholders' shares.

     We intend to use any net proceeds from the sale of the shares to repay borrowings under our bank credit facility. This facility has been used primarily to fund our acquisitions. See "Business -- Acquisition History." It matures on March 31, 2003, and at April 30, 1999 it had an outstanding balance of $60.0 million with an average interest rate of 5.78%. Any repayment of borrowings and corresponding savings in interest expense may be temporary, subject to future working capital needs and the need for cash for future acquisitions. See, for example, "Business -- Acquisition History -- Pending Acquisition."

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     Our common stock is traded on the New York Stock Exchange under the symbol "SEH." The following table shows the high and low sales prices per share of the common stock as reported by the New York Stock Exchange and the dividends declared per share for the periods indicated.


                                                                                  DIVIDENDS
                                                            HIGH        LOW       DECLARED
                                                          --------    --------    ---------
FISCAL YEAR ENDED NOVEMBER 2, 1996
  First Quarter.......................................    $ 7 3/8     $ 6           $ .03
  Second Quarter......................................    10 1/4      6 7/8           .04
  Third Quarter.......................................    12          8 7/8           .04
  Fourth Quarter......................................    11          9 1/2           .04
FISCAL YEAR ENDED NOVEMBER 1, 1997
  First Quarter.......................................    $11 1/2     $ 9 3/8       $ .05
  Second Quarter......................................    13 3/4      10 5/8          .05
  Third Quarter.......................................    16          11 1/2          .05
  Fourth Quarter......................................    18          15              .05
FISCAL YEAR ENDED OCTOBER 31, 1998
  First Quarter.......................................    $17 9/16    $14 3/4       $ .06
  Second Quarter......................................    23 1/8      16 3/8          .06
  Third Quarter.......................................    22 7/8      19 1/16         .06
  Fourth Quarter......................................    19          14 3/4          .06
FISCAL YEAR ENDING OCTOBER 30, 1999
  First Quarter.......................................    $24 3/8     $17 5/8       $ .07
  Second Quarter......................................    25 3/8      20              .07
  Third Quarter, to May 27, 1999......................    24 13/16    21 1/4           --



     On May 27, 1999, the closing sale price of the common stock on the New York Stock Exchange was $23 3/4 per share. As of May 27, 1999, there were approximately 5,500 holders of record of our common stock.


     Dividends are declared and paid on the common stock at the discretion of our board of directors and depend upon our profitability, financial condition, capital needs, future prospects and other factors deemed relevant by the board. Our current policy is to pay dividends on a quarterly basis.

                                 CAPITALIZATION

     The following table shows our capitalization as of January 30, 1999.

                                                               (IN THOUSANDS)
Short-Term Debt:
  Current maturities of long-term debt......................      $  8,817
                                                                  ========
Long-Term Debt, less current portion:
  7.0% Senior Notes.........................................      $ 60,000
  7.62% Guaranteed Senior Notes.............................        30,000
  7.21% Senior Unsecured Notes..............................        42,857
  Unsecured Bank Credit Facility............................       102,100
  Other Long-Term debt......................................        11,962
Stockholders' Equity:
  Common stock; $0.75 par value, 45,000,000 shares
     authorized, 27,550,107 shares issued (a)...............        20,663
  Contributed capital.......................................        97,654
  Retained earnings.........................................        57,459
  Treasury stock, at cost, 604,725 shares...................       (10,081)
  Cumulative translation adjustments........................        (4,063)
                                                                  --------
     Total stockholders' equity.............................      $161,632
                                                                  --------
Total Capitalization........................................      $417,368
                                                                  ========

---------------

(a) Does not include 3,458,000 shares of common stock issuable upon exercise of outstanding stock options.

     The above table does not reflect our issuance on March 5, 1999 of $50,000,000 of 6.5% convertible subordinated debentures and related convertible preferred securities of Spartech Capital Trust, and the application of the proceeds to repay borrowings under our unsecured bank credit facility. This issuance is described under "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources--Financing Arrangements."

                      SELECTED CONSOLIDATED FINANCIAL DATA
                     (in thousands, except per share data)

     The following table sets forth, for the periods and dates indicated, selected financial data derived from the Consolidated Financial Statements of Spartech for the five-year period ended October 31, 1998. The selected historical financial data for the three months ended January 31, 1998 and January 30, 1999 are unaudited and, in the opinion of management, include all adjustments which are of a normal recurring nature necessary for a fair presentation. The information for interim periods may not be indicative of a full year's results. The Consolidated Financial Statements of Spartech for the five-year period ended October 31, 1998 were audited by Arthur Andersen LLP. This table should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and the related Notes included elsewhere in this prospectus.


                                                                                       THREE MONTHS ENDED
                                                                                       -------------------
                                                                                       JAN. 31,   JAN. 30,
                                  1994       1995     1996(A)      1997       1998       1998       1999
                                --------   --------   --------   --------   --------   --------   --------
SUMMARY OF OPERATIONS:
Net Sales.....................  $256,593   $352,273.. $391,348   $502,715   $653,855   $133,081   $167,801
Cost of Sales.................   219,595    302,394    330,776    420,500    542,640    110,601    137,604
Selling, General and
  Administrative..............    19,966     24,545     25,184     31,019     38,257      8,161     10,125
Amortization of Intangibles...       622        730        896      1,495      3,230        541        997
                                --------   --------   --------   --------   --------   --------   --------
Operating Earnings............    16,410     24,604     34,492     49,701     69,728     13,778     19,075
Interest......................     3,125      4,960      5,062      8,393     13,602      2,345      3,851
Earnings Before Income
  Taxes.......................    13,285     19,644     29,430     41,308     56,126     11,433     15,224
Income Taxes..................     2,450      5,110     11,113     15,815     22,406      4,412      6,067
                                --------   --------   --------   --------   --------   --------   --------
Net Earnings..................  $ 10,835   $ 14,534   $ 18,317   $ 25,493   $ 33,720   $  7,021   $  9,157
                                ========   ========   ========   ========   ========   ========   ========
Net Earnings Per Common Share:
  Basic.......................  $   1.06   $    .84   $    .77   $    .96   $   1.26   $    .27   $    .34
                                ========   ========   ========   ========   ========   ========   ========
  Diluted.....................  $    .46   $    .60   $    .74   $    .92   $   1.18   $    .25   $    .32
                                ========   ========   ========   ========   ========   ========   ========
Weighted Average Number
  of Common Shares:
  Basic.......................     8,239     15,956     23,714     26,418     26,807     26,398     26,896
                                ========   ========   ========   ========   ========   ========   ========
  Diluted.....................    23,434     24,111     24,874     27,838     28,609     28,101     28,748
                                ========   ========   ========   ========   ========   ========   ========
Dividends Per Share...........        --   $.09.....  $    .15   $    .20   $    .24   $    .06   $    .07
                                ========   ========   ========   ========   ========   ========   ========


                                                                                          AT         AT
                                                                                       JAN. 31,   JAN. 30,
                                  1994       1995       1996       1997       1998       1998       1999
                                --------   --------   --------   --------   --------   --------   --------
BALANCE SHEET DATA:
Total Assets..................  $135,720   $178,329   $288,960   $358,803   $533,309   $355,659   $542,994
Total Long-Term Debt,
  Less Current Maturities.....    36,419     59,510     97,471    141,693    245,272    144,245    246,919

---------------
(a) Fiscal year 1996 included 53 weeks compared to 52 weeks for all other fiscal years presented.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     You should read this discussion together with the financial statements and other financial information in this prospectus.

OVERVIEW

     Our business is comprised of three operating lines of business, the largest of which is the Extruded Sheet & Rollstock group. Due to our new product development and acquisition programs, color and specialty compounds have become a more significant line of business, and we have added a molded and profile products group.

RESULTS OF OPERATIONS

COMPARISON OF THE THREE MONTHS ENDED JANUARY 30, 1999 AND JANUARY 31, 1998

     The following table shows the net sales of each of our operating groups for the first three months of 1998 and 1999.

                                                         THREE MONTHS ENDED       THREE MONTHS ENDED
                                                          JANUARY 31, 1998         JANUARY 30, 1999
                                                       ----------------------   ----------------------
                                                       NET SALES   % OF TOTAL   NET SALES   % OF TOTAL
                                                       ---------   ----------   ---------   ----------
                                                                    (DOLLARS IN MILLIONS)
Extruded Sheet & Rollstock...........................   $103.0         77%       $105.0         63%
Color & Specialty Compounds..........................     19.6          15         50.5          30
Molded & Profile Products............................     10.5           8         12.3           7
                                                        ------        ----       ------        ----
Total................................................   $133.1        100%       $167.8        100%
                                                        ======        ====       ======        ====

     Net sales increased 26%, from $133.1 million to $167.8 million. Net sales of the Extruded Sheet & Rollstock group increased 2%, from $103.0 million to $105.0 million. This was due primarily to a 7% increase in pounds sold and a 2% increase in sales related to acquisitions, offset in part by a negative 7% price and product mix change. The negative price change reduced our sales dollars and resulted from a corresponding decrease in raw material prices. Sales to the growing packaging and recreation and leisure markets were the primary factor in the increase in pounds sold for the sheet group. Net sales of the Color & Specialty Compounds group increased 158%, from $19.6 million to $50.5 million. This was primarily the result of our 1998 midyear acquisitions of Polycom Huntsman, Inc. and Prismaplast Canada Ltd., commonly known as Plasticolour. Pounds sold increased by 8% while price and product mix changes had a negative 12% effect on sales. The negative price change reduced sales dollars, mostly reflecting a decline in overall raw material prices and an increase in our tolling business, which is the value-added processing and conversion of customer-owned material. Sales for the Molded & Profile Products group increased 17%, from $10.5 million to $12.3 million, primarily as a result of our October 1998 acquisition of Anjac-Doron Plastics, Inc.

     Cost of sales increased from $110.6 million to $137.6 million, but as a percentage of net sales decreased from 83.1% to 82.0%. The more favorable cost of sales percentage in 1999 was primarily due to a decline in overall raw material prices and improved production efficiencies, partially offset by an increase in depreciation as a result of our capital expenditures during the last 24 months.

     Selling, general and administrative expenses increased from $8.2 million to $10.1 million, but as a percentage of net sales decreased from 6.1% to 6.0%.

     Operating earnings increased 38%, from $13.8 million to $19.1 million. Operating earnings as a percentage of net sales also increased from 10.4% to 11.4%. These gains in operating earnings were achieved through the increased sales levels, improved production efficiencies and the declines in raw material prices, discussed above.

     Interest expense increased 64%, from $2.3 million to $3.9 million, as a result of borrowings related to the Polycom, Plasticolour, and Anjac-Doron acquisitions.

     Our effective tax rate increased from 38.6% to 39.9%, due primarily to the impact of non-deductible goodwill resulting from the Polycom acquisition.

COMPARISON OF FISCAL YEARS 1998 AND 1997

     The following table shows the net sales of each of our operating groups for 1997 and 1998.

                                                               1997                     1998
                                                      ----------------------   ----------------------
                                                      NET SALES   % OF TOTAL   NET SALES   % OF TOTAL
                                                      ---------   ----------   ---------   ----------
                                                                   (DOLLARS IN MILLIONS)
Extruded Sheet & Rollstock..........................   $375.8         75%       $455.1         70%
Color & Specialty Compounds.........................     84.0          17        158.2          24
Molded & Profile Products...........................     42.9           8         40.6           6
                                                       ------        ----       ------        ----
Total...............................................   $502.7        100%       $653.9        100%
                                                       ======        ====       ======        ====

     Net sales increased 30%, from $502.7 million to $653.9 million. This was primarily due to an increase in pounds sold from 535 million to 902 million. This growth in sales volume included a 10% increase in pounds sold excluding acquisitions and the effect of our late 1997 acquisition of the Preferred Plastic Sheet Division of Echlin, Inc. and our 1998 acquisitions of Polycom and Plasticolour.

     Our Extruded Sheet & Rollstock group's net sales increased 21%, from $375.8 million to $455.1 million. This increase resulted from a 10% increase in pounds sold excluding the effect of acquisitions and a 15% increase in sales related to the August 1997 acquisition of Preferred Plastics. Price and product mix changes had a negative 4% impact on sales. The increase in Extruded Sheet & Rollstock pounds sold reflected strong sales of sign and specialty packaging products. The Color & Specialty Compounds group's sales increased 88%, from $84.0 million to $158.2 million. This was primarily the result of the $75.0 million in revenues generated and approximately 240 million pounds sold by our 1998 acquisitions. The nearly 14% growth in base volume for the Color & Specialty Compounds group was offset in part by price and mix changes due to the increase in our tolling business. Molded & Profile Products group sales decreased 5%, from $42.9 million to $40.6 million, primarily due to the sale of our housewares business early in 1998.

     Cost of sales increased from $420.5 million to $542.6 million, but decreased from 83.6% of net sales to 83.0% of net sales. The more favorable cost of sales percentage in 1998 represents a mix of higher margin product sales generated by our new alloy plastics and product transformations and improved production efficiencies, partially offset by an increase in depreciation as a result of our capital expenditures during the last 24 months.

     Selling, general, and administrative expenses increased from $31.0 million to $38.3 million. However, selling, general, and administrative expenses as a percentage of net sales decreased from 6.2% to 5.9%, primarily as a result of continued cost containment efforts in 1998, ongoing synergies from acquisitions, and the effect of the overall increase in sales volume on the fixed portion of the costs.

     Operating earnings increased 40%, from $49.7 million to $69.7 million. Operating earnings as a percentage of net sales also increased from 9.9% to 10.7%. These gains in operating earnings were achieved through increased sales levels, improved production efficiencies, cost containment efforts, and the new product sales discussed above.

     Interest expense increased 62%, from $8.4 million to $13.6 million, as a result of borrowings related to the Preferred Plastics and Polycom acquisitions.

     Our effective tax rate increased from 38.3% to 39.9%, due primarily to the impact of non-deductible goodwill resulting from the Polycom acquisition.

COMPARISON OF FISCAL YEARS 1997 AND 1996

     Our fiscal year ends on the Saturday closest to October 31. Fiscal years 1998 and 1997 each represented 52 weeks while fiscal 1996 consisted of 53 weeks. The discussion below describes the effect of the extra week in 1996 where appropriate.

     Net sales increased 28%, from $391.3 million to $502.7 million. Excluding acquisitions, this growth in sales represented a 7% increase in pounds sold offset in part by a 3% decrease from changes in price and mix of products sold as well as a 2% decline related to the extra week in 1996. The Extruded Sheet & Rollstock group's sales increased 18%, from $319.2 million to $375.8 million, representing an 8% increase in pounds shipped excluding the effect of acquisitions and a 15% increase in sales related to acquisitions, while price and product mix changes and the extra week in 1996 had a negative impact on sales. Net sales in the Color & Specialty Compounds group increased 23%, from $68.2 million to $84.0 million, resulting from a 5% increase in pounds sold excluding the effect of acquisitions and a 27% increase in sales from our late 1996 acquisition of the Hamelin Group, Inc. and an affiliated company, net of declines from changes in prices, mix of products sold, and the extra week in 1996. The Molded & Profile Products group contributed $42.9 million in net sales in its first full year as a market segment for us and benefitted from our late 1997 acquisition of Preferred Plastics' profile extruded products operation.

     Cost of sales decreased from 84.5% of net sales to 83.6% of net sales. The more favorable cost of sales percentage in 1997 reflected improved production efficiencies and a decline in some raw material prices, partially offset by an increase in depreciation as a result of our capital expenditures during the last 18 months.

     Selling, general and administrative expenses decreased from 6.4% of net sales to 6.2% of net sales. The decrease reflected continued cost containment efforts and economies of scale obtained through our acquisitions and sales growth.

     Operating earnings increased 44% from $34.5 million to $49.7 million. Operating earnings as a percentage of net sales also increased from 8.8% to 9.9%. The gains in operating earnings were achieved through our increased sales levels, improved production efficiencies, and cost containment efforts.

     Interest expense increased 66%, from $5.1 million to $8.4 million, reflecting additional borrowings related to our acquisitions of Portage Industries Corporation, Hamelin and Preferred Plastics, net of paydowns throughout the year on our bank credit facility. In addition, we borrowed, and subsequently paid down, $9.7 million in connection with our acquisition of Hamelin.

     Our effective tax rate increased from 37.8% to 38.3%.

ENVIRONMENTAL AND INFLATION

     We operate under various laws and regulations governing employee safety and the quantities of specified substances that may be emitted into the air, discharged into waterways, or otherwise disposed of on and off our properties. We do not anticipate that future expenditures for compliance with these laws and regulations will have a material effect on our capital expenditures, earnings, or competitive position.

     The plastic resins we use in our production process are crude oil or natural gas derivatives which are available from a number of domestic and foreign suppliers. Accordingly, our raw materials are only somewhat affected by supply, demand and price trends of the petroleum industry. The pricing of resins tends to be independent of crude oil or natural gas prices except in periods of anticipated or actual shortages. We are not aware of any trends in the petroleum industry which will significantly affect our sources of raw materials in 1999.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW

     Our primary sources of liquidity have been cash flows from operating activities and borrowings from third parties. Our principal uses of cash have been to support our operating activities, invest in capital improvements, and finance strategic acquisitions. Our cash flows for the periods indicated are summarized as follows:

                                                                              THREE MONTHS ENDED
                                                                           -------------------------
                                                                           JANUARY 31,   JANUARY 30,
                                                1996     1997     1998        1998          1999
                                               ------   ------   -------   -----------   -----------
                                                                   (IN MILLIONS)
Net cash provided by operating activities....  $ 23.2   $ 48.4   $  64.5     $  5.2        $ 14.6
Net cash used for investing activities.......   (76.5)   (83.9)   (146.2)      (5.1)        (15.4)
Net cash provided by financing activities....    54.5     37.0      82.9       (1.1)         (0.4)
Increase (decrease) in cash and
  equivalents................................     1.2      1.4       1.2       (1.1)         (1.2)

     We continue to generate strong cash flows from operations, due in part to the continuing increases in our net earnings. Operating cash flows provided by changes in working capital were a positive $1.1 million in 1998 as a result of consistent management of accounts receivable and inventories during periods of revenue growth and higher days payables outstanding. Operating cash flows used for changes in working capital totaled $1.2 million in the first quarter of 1999 due primarily to a reduction in accounts payable.

     Our primary investing activities are capital expenditures and acquisitions of businesses in the plastics industry. Capital expenditures are primarily incurred to maintain and improve productivity, as well as to modernize and expand facilities. Capital expenditures were $12.2 million for 1997 and $17.9 million for 1998. Our capital expenditures for the first quarter of 1999 were $5.0 million compared to $2.1 million for the first quarter of 1998. We anticipate total capital expenditures of approximately $22 million for 1999.

     The net cash purchase price for Polycom, in March 1998, was approximately $129 million, including estimated costs of the transaction and net of cash acquired of $3 million. The acquisition was funded through our bank credit facility and the issuance of $10 million of our common stock to Polycom stockholders. In addition, we completed two other acquisitions in fiscal 1998 which, when combined with the Polycom purchase, totaled $132.6 million of cash paid for acquired businesses. We continue to evaluate value-added acquisition opportunities that meet our stringent acquisition criteria.

     Our cash flows provided by financing activities were $82.9 million for 1998. The primary activities were bank borrowings of $132.6 million for acquisitions, repayment of debt of $33.5 million, purchases of treasury stock of $13.2 million, and proceeds from stock options exercised of $4.3 million.

     Our cash flows used by financing activities were $0.4 million for the first quarter of 1999. The primary activities were a bank borrowing of $10.4 million for our January 1999 acquisition of Lustro Plastics Company, L.L.C., repayment of debt of $9.0 million, and cash dividend payments of $1.9 million.

     We paid common stock dividends of $6.4 million or $0.24 per share in 1998, and at its December 1998 meeting our board of directors raised the dividend to an annual rate of $0.28 per share.

FINANCING ARRANGEMENTS

     In conjunction with the Polycom acquisition, on March 31, 1998 we increased our $40 million bank credit facility to an aggregate availability of $150 million. The facility is unsecured and has a five-year term, with interest payable at a rate chosen by us of either prime or LIBOR plus 0.5% to 1.0%. It consists of a $50 million term loan, which has equal quarterly payments due of $2.5 million over five years, and a $100 million revolving facility. At January 30, 1999, our total borrowings under the facility were $102.1 million at a weighted average rate of 6.4%.

     On March 5, 1999 we issued $50 million of 6.5% convertible subordinated debentures to Spartech Capital Trust, a Delaware trust we control. We used the proceeds to repay borrowings under our bank credit facility. The debentures are the sole asset of the Trust and eliminate in consolidation. The Trust purchased the debentures with the proceeds of a $50 million private placement of 6.5% convertible preferred securities of the Trust having an aggregate liquidation preference of $50 million and guaranteed by Spartech. The debentures:

     - Are convertible along with the Trust preferred securities, at the option of the preferred security holders, into shares of our common stock at a conversion price equivalent to $30.55 per share of common stock, for a total of 1,636,661 shares;

     - Are redeemable along with the Trust preferred securities, at Spartech's option on or after March 1, 2002, at a price equal to 104.56% of the principal amount plus accrued interest, declining annually to a price equal to the principal amount plus accrued interest by March 1, 2009; and

     - Mature and are payable, along with the Trust preferred securities, on March 1, 2014 if they have not been previously redeemed or converted.

     We anticipate that cash flow from operations, together with the borrowings under our bank credit facility and the proceeds from our debenture financing, will satisfy our working capital needs, regular quarterly dividends, and planned capital expenditures for the next year.

YEAR 2000

     We have instituted a plan to help ensure that we have no material business interruptions related to Year 2000 issues. The plan consists of evaluation, prioritization, analysis, testing, correction, and contingency planning. We have completed the testing and correction phases with regard to substantially all of our systems. Our current state of readiness is:

     - Major Business Systems. Our major business systems include all financial, sales, purchasing, product manufacturing, inventory management, and logistics modules. We have performed formal testing on all of these major business systems with no transitional problems being identified. We will continue to monitor these systems for any new, unforeseen issues that may arise.

     - Information Technology (IT) Systems Infrastructure. We have completed over 90% of the evaluation and upgrade of our existing IT systems infrastructure company-wide. Areas that we have evaluated include workstations, servers, network hardware, operating software, and application software. We have not identified any significant issues to date, and our target completion date is July 1999.

     - Non-IT Systems. We are over 90% complete in evaluations of compliance with respect to non-IT systems such as process control equipment, analytical equipment, quality systems, HVAC systems, security systems and material handling systems. We have not identified any significant issues to date, and our target completion date is July 1999.

     - Third Party Issues. We have surveyed our key supply chain business partners including key raw material suppliers, process control equipment providers, and key providers of utilities, telecommunications, waste management and transportation. We are over 90% complete with this process, with no indications that the supply of key materials or services will be interrupted by Year 2000 related problems. The surveying process is expected to be complete by August 1999.

     We have not incurred, nor do we expect to incur, any material costs related to our Year 2000 compliance efforts. Amounts spent on information technology, and non-IT equipment upgrades, have been planned in accordance with continual efforts to upgrade our capabilities.

     At this time, we believe that all major Year 2000 software, hardware, and business-related issues have been identified. In addition, substantially all internal Year 2000 necessary actions have occurred though normal maintenance and upgrade plans. However, due to the general uncertainty inherent in the Year 2000 issue we are unable to determine with certainty whether the consequences of Year 2000 failures will have a material impact on our financial position, results of operations or cash flows. We believe the upgrades to systems and software that have occurred should reduce the possibility of significant interruptions of normal operations. However, we may experience problems due to Year 2000 difficulties of others, as described under "Risk Factors."

     We are in the process of developing contingency plans for the critical aspects of our business. These plans will consist of manual back-up in case of internal IT or non-IT systems failures, identification of alternative suppliers for our key supply chain channels, providing IT disaster recovery resources, and ensuring extra staffing is available near and over the Year 2000 transition. These plans will be completed and available for final testing and implementation by September 1999.

                                    BUSINESS

     We are an intermediary processor of thermoplastics. We convert base polymers, or resins, from commodity suppliers into extruded plastic sheet and rollstock, color concentrates and blended resin compounds, and injection molded and profile extruded products. We sell our products to over 4,500 original equipment manufacturers and other customers in a wide range of end markets. We operate 38 production facilities in North America and one in Europe, and are organized into three operating lines of business: Extruded Sheet & Rollstock; Color & Specialty Compounds; and Molded & Profile Products. We have recorded 29 consecutive quarters of earnings improvement over the comparable prior year's quarter.

INDUSTRY OVERVIEW

     The Society of Plastics Industry estimates that the U.S. plastics industry produced over 90 billion pounds of plastic in 1997 and grew at a 6% compound annual growth rate from 1992 to 1997, due partly to the continuing substitution of plastics for traditional materials such as metal, fiberglass and wood. The intermediary processor segment of the plastics industry is fragmented, with over 2,000 plastic processing companies that generally operate in one or more of the following areas:

     -  Sheet and rollstock extrusion,

     -  Specialty compounding,

     -  Color concentrates,

     -  Pipe and profile extrusion,

     -  Injection molding,

     -  Thermoforming,

     -  Blow molding, and

     -  Rotational molding.

Each of these processing methods involves different production capabilities, operating costs and equipment and requires a different level of capital expenditure and operating expertise.

     A large percentage of the plastics intermediaries in the United States are small, regional operations that generate less than $50 million in annual sales and are continuing to undergo consolidation. We believe that several current trends contribute to this consolidation, including:

     -  Customers seeking to deal with fewer suppliers;

     -  The potential to achieve economies of scale;

     - Increased capital and technical capabilities necessary to increase production efficiencies and expand capacity; and

     -  Greater focus on management transition issues by plastics entrepreneurs.

Due to the size and breadth of our operations, we believe we are well positioned to increase our market share through selective acquisitions.

OUR OPERATING GROUPS

EXTRUDED SHEET & ROLLSTOCK

- Products. Our Extruded Sheet & Rollstock group, which operates under the name Spartech Plastics, processes a variety of plastic materials into single layer or multilayer sheets or rollstock.

   Our customers then further process the material into products such as food and medical packaging, signs, spas and showers, vehicle interiors, boats and appliances. This group's 1998 net sales were $455.1 million, or 70% of our total 1998 net sales.

- New Product Development. This group is actively involved in the development of new proprietary products, which we call "alloy plastics." These products are engineered sheets using multiple layers of materials, often of different plastics and often using proprietary mixtures of plastic compounds. They offer end-product manufacturers a variety of solutions to design high performance and environmentally-friendly products with cost effective benefits. We currently offer 15 alloy plastics, five of which were introduced in April 1999.

- Manufacturing and Production. This group operates 18 facilities in North America. The principal raw materials used in manufacturing extruded sheet and rollstock are plastic resins in pellet form. We extrude a wide variety of plastic resins, including ABS (acrylonitrile butadiene styrene), polycarbonate, polypropylene, acrylic, PET (polyethylene terephthalate), polystyrene, polyethylene, PVC (polyvinyl chloride), and PETG (polyethylene terephthalate glycol).

   We produce plastic sheet of up to seven layers using a multi-extrusion process. This process combines the materials in distinct layers as they are extruded through a die into sheet form, providing improved and sometimes unique properties compared to single layer extrusions. More than half of our plastic sheet is produced using this multi-extrusion process. The remainder is produced in a single layer using conventional extrusion processes. In some cases, we will coat a plastic sheet or laminate sheets together to achieve performance characteristics desired by customers for particular applications.

- Marketing, Sales and Distribution. The custom sheet and rollstock extrusion business has generally been a regional business supplying manufacturers within an estimated 500 mile radius of each production facility. This is due to shipping costs for rigid plastic material and the need for prompt response to customer requirements and specifications. The outdoor sign and spa markets, however, are slightly more national in scope.

   We sell extruded sheet and rollstock products principally through our own sales force, but also use a limited number of independent sales representatives. During 1998, we sold products of the Extruded Sheet & Rollstock group to over 2,500 customers, including Sub-Zero Freezer Company, John Deere & Company, Jacuzzi Incorporated, Igloo Corporation, and Fleetwood Enterprises, Inc.

COLOR & SPECIALTY COMPOUNDS

- Products. The Color & Specialty Compounds group manufactures color concentrates, proprietary or custom-designed plastic compounds, and calendered film for a large group of manufacturing customers who produce footwear, appliance components, lawn and garden equipment, cosmetics and medical packaging, vehicle components and numerous other products. The group's 1998 net sales were $158.2 million, or 24% of our total 1998 net sales. The group operates under three business names:

   -- Spartech Polycom produces its own line of proprietary compounds and also provides toll compounding services for engineered resins, flame retardants and other specialty compounds.

   -- Spartech Color, the largest color supplier in Canada, is focused on service-oriented color concentrate applications for film and molding.

   -- Spartech Vy-Cal Plastics operates a vinyl calendering machine, supplying finished PVC film to manufacturers of such products as loose-leaf binders, decorator-grade wallcoverings and packaging products for the medical industry.

   Customers of the Color & Specialty Compounds group range from major integrated manufacturers to sole-proprietor subcontractors that use injection molding, extrusion, blow molding and blown and cast film processes.

- New Product Development. This group has well-equipped laboratory facilities, particularly the Spartech Polycom Technical Center in Donora, Pennsylvania. These laboratories operate testing and simulated end-use process equipment as well as small scale versions of our production equipment to ensure accurate scale-up from development to production. We create new specialty compounds by adding reinforcements and other additives to the base resins, in order to offer end-product manufacturers a variety of solutions for the design of high-performance and environmentally friendly products on a cost-efficient basis. In addition to compounding technology, the group has developed enhanced capabilities to produce color concentrates and additives.

- Manufacturing and Production. This group operates 14 manufacturing facilities in North America and one in Europe. The principal raw materials used in manufacturing specialty plastic compounds and color concentrates are plastic resins in powder and pellet form, primarily polypropylene, polyethylene, polystyrene, ABS and PVC. We also use colorants, mineral and glass reinforcements and other additives to impart specific performance and appearance characteristics to the compounds. The raw materials are mixed in a blending process and then fed into an extruder and formed into pellets.

- Marketing, Sales and Distribution. We generate most of the Color & Specialty Compounds group's sales in the United States and Canada but also sell to customers in Europe and Mexico. We sell the group's products principally through our own sales force, but also use independent sales representatives. During 1998, we sold products of the Color & Specialty Compounds group to over 1,500 customers, including The Black & Decker Corporation, DaimlerChrysler Corporation, First Brands Corporation and Tenneco Inc. The group also supplies approximately $15 million worth of color concentrates annually for internal use by the Extruded Sheet & Rollstock group.

MOLDED & PROFILE PRODUCTS

- Products. Our Molded & Profile Products group manufactures a wide range of injection molded and profile extruded products for a large group of intermediate and end-user customers. The group's 1998 net sales were $40.6 million, or 6% of our total 1998 net sales. The group operates under three business names:

   -- GenPak produces thin-walled, printed plastic food packaging and industrial containers for a large group of dairy, deli and industrial supply companies.

   -- Hamelin Industries manufactures plastic tire and wheel assemblies for the lawn and garden, refuse container and toy markets.

   -- Spartech Profiles manufactures products for various industries, including the bedding and construction markets.

- New Product Development. This group brings unique, recognized capabilities to our customers such as print graphics and package design, patented tread-cap wheel technologies and special fabrication of profile products. In addition, this group's creativity, engineering and design principles enable us to effectively respond to customer needs in the niche markets in which we participate.

- Manufacturing and Production. This group operates six manufacturing facilities in North America. The principal raw materials used in our manufacturing of molded and profile products are polyethylene, polypropylene and PVC. Products are produced either through injection molding or profile extrusion.

- Marketing, Sales and Distribution. GenPak markets most of its products to customers located in North America, as well as the Caribbean. Hamelin Industries markets its products throughout North America. Spartech Profiles markets its products throughout the United States. We sell the group's products principally through our own sales force, but also use independent sales representatives. During 1998, we sold products of the Molded & Profile Products group to approximately 500 customers, including MTD Products, Dannon Company, Select Comfort Corporation, The Toro Company and Waste Management, Inc.

GROWTH STRATEGY

     In late 1991, we began building a new senior management team with the appointment of our current chief executive officer. Concurrently with this management transition, we began to develop and implement a comprehensive growth strategy. This strategy has two components: our Four Cornerstones for Growth, which emphasizes volume growth, and our Pyramids of Productivity, which emphasizes earnings growth. Our Four Cornerstones for Growth are:

- Business Partnerships. We are committed to building business partnerships with customers and suppliers to develop new markets and applications for our products. These partnerships provide long-term growth opportunities and enhance customer relationships by broadening product lines and lowering the cost of technological efforts. They foster shared technology and design improvements to offer customers state-of-the-art products, and have significantly contributed to strengthening our leading market position in the plastics intermediary segment. In an effort to exceed customer expectations, we have designed several continuous improvement initiatives such as the Total Transaction Quality, Growth Through Training and Total Customer Satisfaction programs. These programs involve customer contact and survey processes, ISO9000 and QS9000 quality system certifications, customer training offerings and quality management reviews. See "Business -- ISO9000" for more information about ISO9000 and QS9000 compliance.

- Strategic Expansions. As a result of our size and breadth of operations, we believe that we are well positioned for continued expansion through selective acquisitions in the consolidating plastics intermediary segment. In evaluating acquisition opportunities, we look for acquisition candidates that provide us with one or more of the following:

   -- Potential for market share growth,

   -- New or expanded product lines and process technologies, with emphasis on companies producing specialty or value-added plastic products,

   -- Increased geographic presence, and

   -- Operational synergies through increased purchasing volume, longer production runs and enhanced customer service.

   For example, our acquisition of Polycom expanded two product lines, polypropylene compounds and black color concentrates, added eight state-of-the-art manufacturing facilities in the U.S., a manufacturing facility in France, our first outside North America, and a technical center, and provided additional cost saving opportunities in purchasing and administrative expenses.

- Product Transformations. A key element of our internal growth is the ongoing transition of products previously made from wood, metal or fiberglass to thermoplastics. These products provide our customers with solutions that are custom formable, are recyclable, or are less expensive, more durable or lighter weight than the materials they replace. Thin gauge plastics continue to replace paper and glass for food and other packaging applications. Heavier gauge plastics are increasingly replacing sizeable metal, glass and fiberglass specialty components in the agricultural equipment and transportation markets, where advanced plastics can meet more demanding specifications for durability and weather resistance. We utilize the experience of our sales and production personnel, partnerships with suppliers, and relationships with customers to identify and develop new applications for our products. Product transformations have been, and should continue to be, a key contributor to our internal growth.

- Alloy Plastics. We aggressively develop new alloy plastics, which combine advanced engineered thermoplastic compounds and additives with new manufacturing techniques implemented by experienced operating personnel. Alloy plastics represent advancements in formulation and production technologies, such as the ability to extrude new products that combine the virtues of several polymers into a single sheet or to create new specialty compounds by adding reinforcements such as talc, calcium carbonate and glass fibers to base resins. Our alloy plastics offer end-product manufacturers a variety of solutions for the design of high performance and environmentally-friendly products with cost efficient benefits. They not only permit product transformations in areas where plastics were formerly not feasible, but can in some cases accelerate the development of new proprietary products.

     The Pyramids of Productivity component of our strategy emphasizes ongoing cost containment and productivity improvement efforts to increase operating earnings and further enhance stockholder returns. Its three initiatives are results-driven communication, lean manufacturing, and supply chain management.

COMPETITIVE STRENGTHS

     The ability to realize our growth strategy is supported by our various competitive strengths, including:

- Market Position. We are the largest extruder of custom rigid plastic sheet and rollstock in North America according to the Plastics News 1998 annual ranking of sheet manufacturers. We use our leading market position in extruded sheet and rollstock to drive new product development and product transformation initiatives through partnerships with both customers and suppliers and to obtain economies of scale, particularly in the areas of raw material purchasing and longer production runs. Our growing presence in the color and specialty compounds business provides long-term growth opportunities through access to a new, incremental customer base and additional product, technology and manufacturing capabilities. Each of these two business groups provides our customers with comprehensive capabilities that include broad product offerings and technological expertise.

- Diversified Customer Base and Geographic Presence. We sell our products to over 4,500 customers, no single one of which accounts for more than 5% of our sales. Our customers are located throughout North America and in Europe, and operate in a broad range of end markets. Our 39 plants are strategically located in 35 cities throughout the United States as well as in eastern Canada and France. This allows us to provide efficient product delivery and continuous customer contact.

- Low-Cost Supplier. We strive to be a low-cost supplier. Our size helps us obtain volume discounts on raw materials, and the strategic location of our plants saves shipping costs and reduces delivery times to our customers. Our commitment to reduce expenses has contributed to improvements in gross margins from 14.4% in 1994 to 17.0% in 1998. We made substantial investments in new equipment over that period to expand capacity, improve productivity and reduce manufacturing labor and overhead costs. During the same period, we reduced our selling and administrative expenses as a percentage of sales from 7.8% to 5.9%. The December 1998 issue of CFO Magazine identified us as one of the five most successful companies in the rubber and plastic products industry in controlling selling, general and administrative expenses as a percentage of net sales for the 1994-1997 period.

- Decentralized Management Structure. Our day-to-day operating decisions are made at each of our operating locations. This promotes operating efficiency and timely decision making by the persons who have direct contact with customers and suppliers and facilitates integration of the businesses we acquire. Our corporate management team develops strategic direction, identifies and assists in implementing business investment opportunities, provides oversight of operating performance, and performs other functions that are more cost effective on a centralized basis. In addition, our operating management meets monthly with corporate management to exchange ideas on operating improvements and to review financial performance.

- Commitment to Customer Service. We work closely with our customers to provide products which meet their evolving needs and seek to differentiate ourselves from our competitors by emphasizing consistent product quality and superior customer service. We drive internal sales growth through broad interaction with our customers at all levels of the organization. Members of our production, customer service and senior management teams regularly visit customers' facilities to better understand each customer's needs. We capitalize on the technical expertise of our personnel to provide cost effective, innovative solutions for our customers. We believe our customer service philosophy, focus on product quality, and ability to provide solutions, such as new product transformations and alloy plastics applications, create growth and diversification opportunities for existing and potential customers.

- Proven Acquisition Strategy. We pursue an aggressive but disciplined acquisition program and have successfully integrated numerous acquisitions that have all contributed to profitable growth. A key element of our expansion strategy is to continue to acquire plastics intermediary companies with profitable operations that will expand our geographic presence and product offerings and make our operations more efficient.

ACQUISITION HISTORY

OVERVIEW

     Since 1993, prior to our most recent acquisition of Alltrista's Plastic Packaging Division described on page 26, we had acquired ten businesses which have strengthened our market position in extruded sheet and rollstock, added critical mass in color and specialty compounds and initiated our presence in molded and profile products. The following table summarizes these acquisitions.

DATE ACQUIRED     BUSINESS ACQUIRED    SALES LEVEL(A)         LINE OF BUSINESS            ACQUIRED BENEFITS
--------------   -------------------   --------------   ----------------------------   ------------------------
January 1999     Lustro Plastics       $ 28 million     Extruded sheet and rollstock   PETG material, national
                                                                                       distribution network
October 1998     Anjac-Doron           $  9 million     Profile products               West Coast facility,
                                                                                       expanded capacity
April 1998       Plasticolour          $ 10 million     Color concentrates             Quick color match,
                                                                                       Quebec market
March 1998       Polycom               $115 million     Color and specialty            Polypropylene capacity,
                                                        compounds                      technical center,
                                                                                       European production
August 1997      Preferred Plastics    $ 75 million     Extruded sheet and             Polyethylene expansion
                                                        rollstock, profile products    and profile products
September 1996   Hamelin               $ 80 million     Extruded sheet and             Canadian and
                                                        rollstock, color               Northeastern U.S.
                                                        concentrates, molded           markets, new business
                                                        products                       lines
May 1996         Portage Industries    $ 35 million     Extruded sheet and rollstock   Thin-gauge and
                                                                                       multi-layer packaging
November 1994    Pawnee Industries     $ 58 million     Extruded sheet and             Initial color, Central
                                                        rollstock, color               U.S. market
                                                        concentrates
February 1994    Product Components    $ 30 million     Extruded sheet and rollstock   Polyethylene, Midwestern
                                                                                       U.S. market
January 1993     Penda Corporation     $ 12 million     Extruded sheet and rollstock   PET and other thin-gauge
                                                                                       materials

---------------

(a) Management's estimate of annualized net sales of acquired businesses at time of acquisition.

RECENT ACQUISITIONS

- Lustro Plastics. On January 7, 1999 we completed our purchase of the net assets of Lustro Plastics Company, L.L.C., a custom extruder of sheet and rollstock, particularly PETG. The cash purchase price was approximately $10.4 million, including estimated costs of the transaction. The acquisition was funded through our existing bank credit facility.

- Anjac-Doron. On October 30, 1998 we completed our acquisition of all of the stock of Anjac-Doron Plastics, Inc., a custom profile extruder. The acquisition price of approximately $6.7 million was funded through our existing bank credit facility.

- Plasticolour. On April 26, 1998, we completed our purchase of the net assets of Prismaplast Canada Ltd. of Montreal. Prismaplast, commonly known as Plasticolour, produces color concentrates and specialty compounds. The acquisition price for Plasticolour was approximately $5 million, which was financed through operating cash flow and our bank credit facility. Plasticolour added product offerings in color additives, such as flame retardants and UV stabilizers, techniques in the quick matching of custom colors, and additional geographic reach.

- Polycom. On March 31, 1998, we completed our acquisition of all of the stock of Polycom Huntsman, Inc., a leading supplier of proprietary polymer compounds, color and additive concentrates, and toll compounding services. The net cash purchase price was approximately

$129 million, including estimated costs of the transaction and net of cash acquired of $3 million. The acquisition was funded through our bank credit facility and the issuance of 633,913 shares of our common stock to Polycom stockholders. The acquisition of Polycom added nine strategically located manufacturing plants in the United States and France to our Color & Specialty Compounds group. This acquisition significantly expanded the group's geographic coverage, added strong technological leadership, including a fully staffed and equipped technical center, expanded product capabilities and operating techniques, particularly in filled and reinforced polypropylene compounds, and provided operating efficiencies throughout the Color & Specialty Compounds group.

     We primarily fund our acquisitions through a combination of debt and equity financings. To fund these recent acquisitions we incurred a total of $141 million in bank debt and issued 633,913 shares of our common stock.

MOST RECENT ACQUISITION


     On May 24, 1999 we acquired the net assets of the Alltrista Plastic Packaging Division of Alltrista Corporation, a well-established manufacturer of extruded sheet and rollstock packaging materials based in Muncie, Indiana. This operation, which has annual sales approaching $30 million, was added to our Extruded Sheet & Rollstock group, giving it 19 production facilities. We expect that this acquisition will significantly increase our thin-gauge extrusion capacity, broaden our product and service capabilities in the high-barrier, co-extruded rollstock markets. It also added a packaging technical laboratory to better serve our customers in this segment of the plastics industry. The acquisition price of approximately $34 million was funded through our bank credit facility.


RAW MATERIALS

     We use large amounts of plastic resin in our manufacturing processes. These resins are crude oil or natural gas derivatives and are to some extent affected by supply, demand and price trends in the petroleum industry. We seek to maintain our operating margins by matching cost increases with corresponding price increases and have generally been successful in doing so. We do business with most of the major resin manufacturers and have enjoyed good relationships with our suppliers over the past several years. We have been able to adequately obtain all of our required raw materials to date and expect to be able to continue to satisfy our requirements in the foreseeable future.

COMPETITION

     Since we manufacture a wide variety of products, we compete in different areas with many other companies, some of which are much larger than we are and have more extensive production facilities, larger sales and marketing staffs and substantially greater financial resources. We compete generally on the basis of price, product performance and customer service. Important competitive factors in each of our businesses include the ability to manufacture consistently to required quality levels, meet demanding delivery times, exercise skill in raw material purchasing, and achieve production efficiencies to process our products profitably. We believe we are competitive in each of these key areas.

EMPLOYEES

     We have approximately 2,800 employees. Approximately 2,200 of these are production personnel at our 39 plants, and approximately 30% of these production employees are covered by collective bargaining agreements. We have 11 separate collective bargaining agreements that each cover from 25 to 120 employees and expire at various dates from September 1999 through August 2005. One additional agreement, covering 48 employees, which expired April 30, 1999, is currently under negotiation and we expect it to be successfully resolved within the next 30 days. We have not experienced any strikes or work stoppages in the past five years. Our management consists of approximately 600 supervisory and clerical employees, none of whom are unionized. We believe that all of our employee and union relations are satisfactory.

PROPERTIES

     We have 39 operating facilities aggregating approximately 2,987,000 square feet of space in 35 cities throughout the United States and in eastern Canada and France. We lease approximately 1,203,000 square feet of plant and office space and own the remaining 1,784,000 square feet. We also lease approximately 5,500 square feet of office facilities in St. Louis, Missouri and approximately 5,000 square feet of office facilities in Montreal, Quebec.

     Our plants are equipped with 95 sheet extrusion lines, 65 supplementary co-extruders, 31 profile extrusion lines, 40 general compounding lines, 20 color compounding lines, 63 injection molding machines, five compression molding machines, 20 printing machines, a calendering line, cutting and grinding machinery, resin storage facilities, warehouse equipment and quality laboratories at all locations.

     We continuously evaluate our equipment under preventive maintenance programs and promptly repair equipment. We generally expect to spend approximately 50% of our capital expenditures on the maintenance of our equipment and facilities and the balance on capital expansion and productivity enhancements. We anticipate that cash flows from operations, together with available borrowings under our bank credit facility, will be sufficient for necessary and planned capital expenditures, after the satisfaction of our working capital needs and regular quarterly dividend payments. Our anticipated capital expenditures for 1999 are $22 million.

ISO 9000

     The ISO 9000 series is an international quality management standard sanctioned by the International Organizations for Standardization based in Geneva, Switzerland. This organization promotes global standards throughout a wide variety of industries. Over 90% of our facilities are currently certified to the ISO 9001 and ISO 9002 standards.

     The ISO 9001 and ISO 9002 standards each encompass twenty provisions for developing, implementing, and maintaining an effective quality management system. Companies that implement quality systems based upon the ISO 9000 series, can then become certified after being assessed using an accredited third party registration firm. Once a company has become certified, its registrar continually reassesses its quality systems to determine ongoing compliance with the ISO 9000 standard and assure continuous improvements are taking place.

     The QS 9000 quality management standard is similar in structure to the ISO 9000 series, but was developed by the United States automotive industry and sanctioned by General Motors, Ford, and DaimlerChrysler. The primary difference between the ISO 9000 and QS 9000 series is that QS 9000 certification is more specifically focused on the automotive industry, and has been mandated for first tier automotive suppliers. We have obtained QS 9000 certification where we have a presence in the automotive supply chain.

GOVERNMENT REGULATION

     Our operations are regulated by various laws governing employee safety and environmental matters. We believe we are in material compliance with all these laws and do not anticipate large expenditures to comply with any applicable regulations. We are subject to federal, state, local and non-U.S. laws and regulations governing the quantity of specified substances that may be emitted into the air, discharged into interstate and intrastate waters and otherwise disposed of on and off our properties. We have not incurred significant expenditures to comply with these laws and regulations, and we do not anticipate continued compliance to materially affect our earnings or competitive position.

LEGAL PROCEEDINGS

     We are subject to various claims, lawsuits and administrative proceedings arising in the ordinary course of our business with respect to commercial, product liability, employment and other matters, several of which claim substantial amounts of damages. While we cannot estimate with certainty our ultimate legal and financial liability with respect to these claims, lawsuits and administrative proceedings, we do not believe that the outcome of these matters will have a material adverse effect on our business, financial position or results of operations. We are not involved in any litigation with respect to any environmental matters.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

     The following table provides information about our directors and executive officers.

NAME                             AGE    DIRECTOR SINCE    POSITION
----                             ---    --------------    --------
Bradley B. Buechler............  50          1984         Chairman of the Board, President, Chief
                                                          Executive Officer and Director
David B. Mueller...............  45          1994         Executive Vice President, Chief Operating
                                                          Officer, Secretary and Director
Randy C. Martin................  36            --         Vice President--Finance and Chief Financial
                                                          Officer
David G. Pocost................  38            --         Vice President--Engineering, Quality and
                                                          Management Information Systems
Daniel J. Yoder................  57            --         Vice President--Materials and Technology
Ralph B. Andy..................  54          1998         Director
Thomas L. Cassidy..............  70          1986         Director
W.R. Clerihue..................  75          1990         Director
John R. Kennedy................  68          1997         Director
Calvin J. O'Connor.............  46          1998         Director
Jackson W. Robinson............  57          1993         Director
Alan R. Teague.................  51          1997         Director

     Mr. Buechler is a CPA and was with Arthur Andersen & Co. before becoming the Corporate Controller of Spartech in 1981. He was Corporate Controller and Vice President, Finance of Spartech from 1981 to 1984 and Chief Financial Officer from 1983 to 1987. He became Chief Operating Officer of Spartech in 1985, President in 1987, Chief Executive Officer in 1991 and Chairman of the Board in March, 1999. Mr. Buechler is a member of the Executive Committee of the Sheet Producers Division of the Society of Plastics Industry, and is also a member of the National Board of Directors of the SPI.

     Mr. Mueller is a CPA and was with Arthur Andersen & Co. from 1974 to 1981. He was Corporate Controller of Apex Oil Company from 1981 to 1988. He became Vice President and Chief Financial Officer of Spartech in 1988, Secretary in 1991 and Executive Vice President and Chief Operating Officer in 1996.

     Mr. Martin is a CPA and was with KPMG Peat Marwick LLP from 1984 to 1995. He became Corporate Controller of Spartech in 1995, and Vice President--Finance and Chief Financial Officer in 1996.

     Mr. Pocost was previously with Moog Automotive as Division Quality Assurance Manager and Senior Materials Engineer for eight years. He was Spartech's Director of Quality and Environmental Affairs from 1994 to 1996, when he became a Vice President.

     Mr. Yoder was General Manager of Spartech Plastics' Central Region from 1986 to 1990, when he became a Vice President. From 1983 to 1986 he was Vice President of Manufacturing for Atlas Plastics Corp., before its acquisition by Spartech.

     Mr. Andy founded Polycom in 1977. Before then, he held positions ranging from Salesman and Plant Manager to Vice President of Washington Penn Plastics. He was the Chairman of the Board of Directors and President of Polycom before its acquisition by Spartech.

     Mr. Cassidy has been a Managing Director of Trust Company of the West and a senior partner of TCW Capital since 1984. Before then, he was a Managing Director of The First Boston Corporation. Mr. Cassidy serves on the boards of directors of DeVlieg--Bullard, Inc. and Reunion Industries, Inc.

     Mr. Clerihue was Chairman of the Board from 1991 until March, 1999. Prior to becoming Chairman of the Board, he had retired from Celanese Corporation, where he last served as Executive Vice President and Chief of Staff. Mr. Clerihue also serves on the board of directors of Reunion Industries, Inc.

     Mr. Kennedy retired in 1996 as President and Chief Executive Officer of Federal Paper Board Company, Inc., where he had been employed in various capacities since 1952. Mr. Kennedy serves on the boards of directors of International Paper Company, DeVlieg-Bullard, Inc., Chase Brass Industries, Inc. and Holnam Inc. and is Chairman of the Georgetown University board of directors.

     Mr. O'Connor is a Chartered Accountant in the United Kingdom. He was appointed to the board of directors of British Vita PLC in June 1996 and became the Finance Director of British Vita in November 1996. Before joining British Vita, he was the Group Financial Controller at Courtaulds Textiles, PLC.

     Mr. Robinson is President of Winslow Management Company, a division of Adams Harkness & Hill in Boston, having held that position since 1983. He is also a director of Jupiter International Green Investment Trust and Jupiter-European Investment Trust, and a Trustee of Suffield Academy.

     Mr. Teague has been a director of Vita International Limited since 1997 and has been the Secretary of British Vita PLC since 1986.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth, as of April 30, 1999, information concerning the beneficial ownership of our common stock by:

     -  Each director,

     - The Chief Executive Officer and each other executive officer whose total annual compensation exceeded $100,000 for 1998,

     -  All directors and executive officers as a group,

     - Each stockholder who is known by us to own beneficially in excess of 5% of the outstanding common stock, and

     -  The other selling stockholder.

                                      BENEFICIAL OWNERSHIP      NUMBER OF     BENEFICIAL OWNERSHIP
                                         BEFORE OFFERING        SHARES OF        AFTER OFFERING
                                      ---------------------      COMMON       ---------------------
                                        NUMBER     PERCENT    STOCK SOLD IN     NUMBER     PERCENT
NAME OF BENEFICIAL OWNER              OF SHARES    OF CLASS   THE OFFERING    OF SHARES    OF CLASS
------------------------              ----------   --------   -------------   ----------   --------
Directors and named executive
  officers:
Calvin J. O'Connor and Alan R.
  Teague(a)........................   11,987,712     44.7%             --     11,987,712     44.7%
Thomas L. Cassidy(b)...............    2,012,011      7.5%      2,012,011             --       --
Bradley B. Buechler(c).............    1,043,447      3.8%             --      1,043,447      3.8%
David B. Mueller(d)................      460,935      1.7%             --        460,935      1.7%
Ralph B. Andy(e)...................      286,761      1.1%             --        286,761      1.1%
Daniel J. Yoder(f).................       69,266        *              --         69,266        *
W.R. Clerihue(g)...................       60,000        *              --         60,000        *
John R. Kennedy(h).................       40,000        *              --         40,000        *
David G. Pocost(i).................       31,078        *              --         31,078        *
Randy C. Martin(j).................       29,762        *              --         29,762        *
Jackson W. Robinson(k).............       26,000        *              --         26,000        *
All directors and executive
  officers as a group(l)...........   16,046,972     56.8%      2,012,011     14,034,961     49.7%
Beneficial owners in excess of 5%
  of the outstanding common stock:
Vita International Limited (a).....   11,987,712     44.7%             --     11,987,712     44.7%
  Oldham Road
  Middleton, Manchester
  M24 2DB England
The TCW Group, Inc.(b).............    2,012,011      7.5%      2,012,011             --       --
  865 South Figueroa Street, Suite
     1800
  Los Angeles, CA 90017
FMR Corp.(m).......................    1,636,500      6.1%             --      1,636,500      6.1%
  Fidelity Management & Research
     Company
  82 Devonshire Street
  Boston, MA 02109
Other Selling Stockholder:
Huntsman International
  Corporation(n)...................      316,957     1.2%         316,957             --       --

---------------

*   Represents less than 1% of the common stock outstanding.

                         (footnotes on following page)

(a) Messrs. O'Connor and Teague, each a Director of Spartech, are also directors of Vita International Limited. As such, these amounts represent common stock owned by Vita International Limited.

(b) The TCW Group, Inc. is comprised of TCW Special Placements Fund I, TCW Special Placements Fund II, California limited partnerships, and TCW Capital, a California general partnership. Mr. Cassidy, a director, is Managing Director of Trust Company of the West and is a Senior Partner of TCW Capital; as such, this amount represents the common stock owned by The TCW Group, Inc. The shares of common stock are held beneficially by TCW Special Placements Fund I (1,591,461 shares), TCW Special Placements Fund II (408,221 shares), and TCW Capital (12,329 shares), as Investment Manager, under an Investment Management Agreement dated as of June 30, 1987. The TCW Group, Inc. owns 100% of the stock of TCW Asset Management Company ("TAMCO"). TAMCO is the managing general partner of TCW Capital. TCW Capital is the general partner of TCW Special Placements Fund I and TCW Special Placements Fund II. An Investment Committee of TAMCO, of which Mr. Cassidy is a member, controls the investment decisions and voting of the shares of common stock beneficially owned by the TCW Group, Inc.; we do not know the identities of the other members of the investment committee.

(c) Includes 860,000 shares issuable upon exercise of options presently exercisable.

(d) Includes 425,000 shares issuable upon exercise of options presently exercisable.
(e) Includes 1,500 shares owned by Mr. Andy's daughter, and 285,261 shares owned by RBA Partners, L.P. Mr. Andy is the sole stockholder of RBA Investments, Inc., a 0.1% general partner of RBA Partners, L.P. As such, Mr. Andy, through RBA Investments, Inc. has investment and voting power over the shares owned by RBA Partners, L.P.

(f) Includes 50,750 shares issuable upon exercise of options presently exercisable.

(g) Includes 30,000 shares issuable upon exercise of options presently exercisable.

(h) Includes 35,000 shares issuable upon exercise of options presently exercisable.

(i) Includes 24,750 shares issuable upon exercise of options presently exercisable.

(j) Includes 24,000 shares issuable upon exercise of options presently exercisable.

(k) Includes 15,000 shares issuable upon exercise of options presently exercisable.

(l) Includes 1,464,500 shares issuable upon exercise of options presently exercisable.

(m) Based on information presented as of December 31, 1998 in FMR Corp.'s latest available Schedule 13G, FMR Corp. beneficially owned 1,636,500 shares of common stock including 1,077,500 shares beneficially owned by Fidelity Management & Research Company as a result of it serving as investment advisor to various investment companies and other funds and 559,000 shares beneficially owned by Fidelity Management Trust Company as trustee or managing agent for various private investment accounts and other funds. FMR Corp. has sole voting power with respect to the 559,000 shares and sole investment power with respect to all 1,636,500 shares.

(n) These shares are being sold under contractual registration rights arising from Spartech's purchase of Polycom.

                                  UNDERWRITING

     Spartech and the selling stockholders have entered into an underwriting agreement with the underwriters named below. First Analysis Securities Corporation, EVEREN Securities, Inc. and Janney Montgomery Scott Inc. are acting as representatives for the underwriters.

     The underwriting agreement provides for each underwriter to purchase the number of shares of common stock shown opposite its name below, subject to the terms and conditions of the underwriting agreement. The underwriters' obligations are several, which means that each underwriter is required to purchase the specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares.

                                                                NUMBER OF
UNDERWRITER                                                      SHARES
-----------                                                     ---------
First Analysis Securities Corporation.......................
EVEREN Securities, Inc. ....................................
Janney Montgomery Scott Inc. ...............................
                                                                ---------
Total.......................................................    2,328,968
                                                                =========

     This is a firm commitment underwriting, which means that the underwriters have agreed to purchase all of the shares offered by this prospectus if they purchase any shares, other than those covered by the over-allotment option described below. The underwriting agreement provides that if one or more underwriters default in their commitment to purchase shares, the commitments of non-defaulting underwriters will be proportionately increased unless the defaulted commitment is greater than 10% of the total commitment, in which case the underwriting agreement may be terminated by the underwriters.

     Spartech and the selling stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, and to contribute to payments the underwriters may be required to make to satisfy any liabilities that Spartech and the selling stockholders have agreed to indemnify against.

     The representatives have advised Spartech and the selling stockholders that the underwriters propose to offer the shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the underwriters may offer some of the shares to selected securities
dealers at the public offering price less a concession of $          per share.
The underwriters may also allow, and these dealers may reallow, a concession not
in excess of $          per share to other dealers. After the shares are
released for sale to the public, the underwriters may change the offering price and other selling terms at various times.

     Spartech has granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase a maximum of 345,000 additional shares from Spartech to cover over-allotments. If the underwriters exercise all or part of this option, they will purchase shares covered by the option at the initial public offering price that appears on the cover page of this prospectus, less the underwriting discount. The underwriters have severally agreed that, to the extent the over-allotment option is exercised, they will each purchase a number of additional shares proportionate to their initial commitment reflected in the table above.

     The following table shows the underwriting fees to be paid to the underwriters by Spartech and the selling stockholders in connection with this offering. The fees to be paid by Spartech and the selling stockholders are shown assuming both no exercise and full exercise of the underwriters' over-allotment option.

                                                                      PAID BY SELLING
                                               PAID BY COMPANY          STOCKHOLDERS
                                             --------------------   --------------------
                                             NO EXERCISE    FULL    NO EXERCISE    FULL
                                             -----------    ----    -----------    ----
Per share..................................    $           $          $           $
Total......................................    $           $          $           $

     We will pay the offering expenses, estimated to be $          .


     The TCW Group, Inc., one of the selling stockholders, has a subsidiary, TCW Brokerage, that is a member of the National Association of Securities Dealers, Inc.


     Vita and Spartech's officers and directors have agreed to a 90-day "lockup" with respect to the shares of common stock and other Spartech securities that they beneficially own or have the right to acquire upon exercise of options. Spartech has agreed to a similar lockup with respect to previously-unissued or treasury shares. This means that for a period of 90 days after the date of this prospectus, Spartech, Vita and these officers and directors generally may not offer, sell, pledge or otherwise dispose of Spartech common stock without the prior written consent of First Analysis. As of the date of this prospectus, we have not been advised by Vita or any of our officers and directors that they intend to ask for this consent, and we do not intend to do so either.

     The rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for or purchase shares before the distribution of the shares is completed. However, the underwriters may engage in the following activities under the rules:

     - Stabilizing transactions--The underwriters may make bids or purchases for the purpose of pegging, fixing or maintaining the price of shares and may discontinue these bids or purchases at any time.

     - Over-allotments and syndicate covering transactions--The underwriters may create a short position in the shares by selling more shares than are shown on the cover page of this prospectus. If a short position is created in connection with the offering, the representatives may engage in syndicate covering transactions by purchasing shares in the open market. The representatives may also elect to reduce any short position by exercising all or part of the over-allotment option.

                             LEGAL MATTERS; EXPERTS

     The validity of the shares of common stock offered by this prospectus will be passed upon for Spartech by Armstrong Teasdale LLP, St. Louis, Missouri, a partnership including professional corporations. McDermott, Will & Emery, Chicago, Illinois has represented the underwriters in connection with this offering.

     Our consolidated financial statements as of November 1, 1997 and October 31, 1998 and for each of the three years in the period ended October 31, 1998 included in this prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are included in this prospectus in reliance upon the authority of that firm as experts in accounting and auditing in giving said report.

     The consolidated financial statements of Polycom as of March 31, 1997 and 1998 and for each of the years then ended, included in our Current Report on Form 8-K/A filed with the Commission on June 15, 1998 and amended on May 21, 1999, have been audited by Ernst & Young LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of that firm as experts in accounting and auditing in giving its report. The financial statements of Polycom SA as of February 28, 1997 and

1998 and for each of the years then ended, included in our Current Report on Form 8-K/A filed with the Commission on June 15, 1998 and amended on May 21, 1999, have been audited by Amyot Exco, independent auditors, as indicated in their report with respect thereto, and are incorporated in this prospectus by reference in reliance upon the authority of that firm as experts in accounting and auditing in giving its report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We have filed a registration statement on Form S-3 with the Securities and Exchange Commission in connection with this offering. In addition, we file annual, quarterly and periodic reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the registration and any other documents filed by us at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the Public Reference Room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission's Internet site at http://www.sec.gov.

     This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. You should refer to the registration statement and its exhibits for further information.

     The Securities and Exchange Commission allows us to "incorporate by reference" into this prospectus the information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Later information filed with the Securities and Exchange Commission will update and supersede this information.

     We incorporate by reference the documents listed below and any documents we subsequently file with the Securities and Exchange Commission under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

     -  Our annual report on Form 10-K for the year ended October 31, 1998,

     - Our quarterly report on Form 10-Q for the quarter ended January 30, 1999,


     - Our current report on Form 8-K filed April 14, 1998, as amended on June 15, 1998, May 21, 1999 and May 27, 1999, relating to the Polycom acquisition,



     - Our current report on Form 8-K filed March 18, 1999, relating to the issuance of our 6.5% convertible subordinated debentures,



     - Our current report on Form 8-K filed May 26, 1999, relating to our second quarter and six-month operating results,



     - Our current report on Form 8-K filed May 27, 1999, relating to our acquisition of Alltrista's Plastic Packaging Division, and


     - The description of our common stock in our Registration Statement on Amendment No. 1 to Form 8-A dated November 28, 1994, filed with the Commission on May 17, 1999 under the Securities Exchange Act of 1934.

You may request a copy of these filings, at no cost, by contacting us at:

                            Spartech Corporation
                            120 South Central Avenue, Suite 1700
                            Clayton, Missouri 63105
                            Attention: Secretary

Our telephone number for copy requests is (314) 721-4242.

                              SPARTECH CORPORATION

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

SPARTECH CORPORATION
  CONSOLIDATED FINANCIAL STATEMENTS:
     Report of Independent Public Accountants...............     F-2
     Consolidated Balance Sheet as of November 1, 1997 and
      October 31, 1998......................................     F-3
     Consolidated Statement of Operations for the Years
      Ended November 2, 1996, November 1, 1997 and October
      31, 1998..............................................     F-4
     Consolidated Statement of Shareholders' Equity as of
      November 2, 1996, November 1, 1997 and October 31,
      1998..................................................     F-5
     Consolidated Statement of Cash Flows for the Years
      Ended November 2, 1996, November 1, 1997 and October
      31, 1998..............................................     F-6
     Notes to Consolidated Financial Statements.............     F-7

  CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS:
     Consolidated Condensed Balance Sheet (Unaudited) as of
      October 31, 1998 and January 30, 1999.................    F-17
     Consolidated Condensed Statement of Operations
      (Unaudited) for the Three Months Ended January 31,
      1998 and January 30, 1999.............................    F-18
     Consolidated Condensed Statement of Cash Flows
      (Unaudited) for the Three Months Ended January 31,
      1998 and January 30, 1999.............................    F-19
     Notes to Consolidated Financial Statements.............    F-20

                       REPORT OF INDEPENDENT ACCOUNTANTS

TO SPARTECH CORPORATION

     We have audited the accompanying consolidated balance sheet of Spartech Corporation (a Delaware Corporation) and subsidiaries as of October 31, 1998 and November 1, 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for each of the three fiscal years in the period ended October 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Spartech Corporation and subsidiaries as of October 31, 1998 and November 1, 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 31, 1998 in conformity with generally accepted accounting principles.

ARTHUR ANDERSEN LLP

St. Louis, Missouri
December 4, 1998

                           CONSOLIDATED BALANCE SHEET
                      (in thousands, except share amounts)

                                                                NOVEMBER 1,    OCTOBER 31,
                                                                   1997           1998
                                                                -----------    -----------
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................     $  6,058       $  7,247
  Receivables, net of allowances of $2,212 in 1997 and
     $2,430 in 1998.........................................       74,271         91,631
  Inventories...............................................       55,851         64,859
  Prepayments and other.....................................        4,517          9,459
                                                                 --------       --------
  TOTAL CURRENT ASSETS......................................      140,697        173,196
PROPERTY, PLANT AND EQUIPMENT, NET..........................      129,362        206,887
GOODWILL....................................................       83,565        148,668
OTHER ASSETS................................................        5,179          4,558
                                                                 --------       --------
                                                                 $358,803       $533,309
                                                                 ========       ========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................     $    921       $  8,948
  Accounts payable..........................................       47,221         59,578
  Accrued liabilities.......................................       29,126         32,466
                                                                 --------       --------
  TOTAL CURRENT LIABILITIES.................................       77,268        100,992
                                                                 --------       --------
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................      141,693        245,272
OTHER LIABILITIES...........................................       11,453         33,449
                                                                 --------       --------
  TOTAL LONG-TERM LIABILITIES...............................      153,146        278,721
                                                                 --------       --------

SHAREHOLDERS' EQUITY
  Common stock, 26,628,154 and 27,550,107 shares issued in
     1997 and 1998, respectively............................       19,971         20,663
  Contributed capital.......................................       89,301         99,407
  Retained earnings.........................................       22,912         50,185
  Treasury stock, at cost, 147,691 shares in 1997 and
     688,917 shares in 1998.................................       (2,127)       (11,875)
  Cumulative translation adjustments........................       (1,668)        (4,784)
                                                                 --------       --------
  TOTAL SHAREHOLDERS' EQUITY................................      128,389        153,596
                                                                 --------       --------
                                                                 $358,803       $533,309
                                                                 ========       ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF OPERATIONS
                    (in thousands, except per share amounts)

                                                                       FISCAL YEAR
                                                             --------------------------------
                                                               1996        1997        1998
                                                             --------    --------    --------
NET SALES................................................    $391,348    $502,715    $653,855
                                                             --------    --------    --------
COSTS AND EXPENSES
  Cost of sales..........................................     330,776     420,500     542,640
  Selling, general and administrative....................      25,184      31,019      38,257
  Amortization of intangibles............................         896       1,495       3,230
                                                             --------    --------    --------
                                                              356,856     453,014     584,127
                                                             --------    --------    --------
OPERATING EARNINGS.......................................      34,492      49,701      69,728
  Interest...............................................       5,062       8,393      13,602
                                                             --------    --------    --------
EARNINGS BEFORE INCOME TAXES.............................      29,430      41,308      56,126
  Income taxes...........................................      11,113      15,815      22,406
                                                             --------    --------    --------
NET EARNINGS.............................................    $ 18,317    $ 25,493    $ 33,720
                                                             ========    ========    ========
NET EARNINGS PER COMMON SHARE:
  Basic..................................................    $    .77    $    .96    $   1.26
                                                             ========    ========    ========
  Diluted................................................    $    .74    $    .92    $   1.18
                                                             ========    ========    ========
WEIGHTED AVERAGE NUMBER OF COMMON SHARES:
  Basic..................................................      23,714      26,418      26,807
                                                             ========    ========    ========
  Diluted................................................      24,874      27,838      28,609
                                                             ========    ========    ========

          See accompanying notes to consolidated financial statements.

                 CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
                                 (in thousands)

                                                            RETAINED               CUMULATIVE        TOTAL
                                    COMMON    CONTRIBUTED   EARNINGS    TREASURY   TRANSLATION   SHAREHOLDERS'
                                     STOCK      CAPITAL     (DEFICIT)    STOCK     ADJUSTMENTS      EQUITY
                                    -------   -----------   ---------   --------   -----------   -------------
BALANCE, OCTOBER 28, 1995.........  $17,523     $66,771     $(12,099)   $    (67)    $    --       $ 72,128
                                    -------     -------     --------    --------     -------       --------
  Common stock issuance...........    2,250      23,632           --          --          --         25,882
  Stock options exercised.........      184         305           --       2,127          --          2,616
  Cash dividends..................       --          --       (3,515)         --          --         (3,515)
  Treasury stock purchases........       --          --           --      (4,121)         --         (4,121)
  Net earnings....................       --          --       18,317          --          --         18,317
  Translation adjustments.........       --          --           --          --       1,088          1,088
                                    -------     -------     --------    --------     -------       --------
BALANCE, NOVEMBER 2, 1996.........  $19,957     $90,708     $  2,703    $ (2,061)    $ 1,088       $112,395
                                    -------     -------     --------    --------     -------       --------
  Stock options exercised.........       14      (1,407)          --       4,335          --          2,942
  Cash dividends..................       --          --       (5,284)         --          --         (5,284)
  Treasury stock purchases........       --          --           --      (4,401)         --         (4,401)
  Net earnings....................       --          --       25,493          --          --         25,493
  Translation adjustments.........       --          --           --          --      (2,756)        (2,756)
                                    -------     -------     --------    --------     -------       --------
BALANCE, NOVEMBER 1, 1997.........  $19,971     $89,301     $ 22,912    $ (2,127)    $(1,668)      $128,389
                                    -------     -------     --------    --------     -------       --------
  Common stock issuance...........      476       9,524           --          --          --         10,000
  Stock options exercised.........      216         582           --       3,459          --          4,257
  Cash dividends..................       --          --       (6,447)         --          --         (6,447)
  Treasury stock purchases........       --          --           --     (13,207)         --        (13,207)
  Net earnings....................       --          --       33,720          --          --         33,720
  Translation adjustments.........       --          --           --          --      (3,116)        (3,116)
                                    -------     -------     --------    --------     -------       --------
BALANCE, OCTOBER 31, 1998.........  $20,663     $99,407     $ 50,185    $(11,875)    $(4,784)      $153,596
                                    =======     =======     ========    ========     =======       ========

          See accompanying notes to consolidated financial statements.

                      CONSOLIDATED STATEMENT OF CASH FLOWS
                                 (in thousands)

                                                                   FISCAL YEAR
                                                        ---------------------------------
                                                          1996         1997        1998
                                                        ---------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings......................................    $  18,317    $ 25,493    $ 33,720
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
       Depreciation and amortization................        7,211      11,548      18,530
       Change in current assets and liabilities, net
          of effects of acquisitions
          Receivables...............................          365       1,072      (2,383)
          Inventories...............................       (8,458)      1,296      (2,268)
          Prepayments and other.....................          (21)        538       1,314
          Accounts payable..........................       (3,034)      2,902       4,257
          Accrued liabilities.......................        6,146        (311)        151
          Other, net................................        2,634       5,852      11,225
                                                        ---------    --------    --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES......       23,160      48,390      64,546
                                                        ---------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures..............................       (9,566)    (12,172)    (17,859)
  Business acquisitions.............................      (67,285)    (71,920)   (132,590)
  Dispositions of assets............................          346         215       4,264
                                                        ---------    --------    --------
     NET CASH USED FOR INVESTING ACTIVITIES.........      (76,505)    (83,877)   (146,185)
                                                        ---------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank borrowings for business acquisitions.........       21,104      11,920     132,590
  Net borrowings (payments) on bank credit
     facility.......................................      (14,914)    (27,320)    (32,190)
  Payments on bonds and leases......................       (1,210)       (409)     (1,272)
  Issuance of 7.0% Senior Notes.....................           --      60,000          --
  Issuance of 7.62% Guaranteed Senior Notes.........       30,000          --          --
  Issuance of common stock..........................       25,882          --          --
  Debt issuance costs...............................         (444)       (451)       (801)
  Cash dividends on common stock....................       (3,515)     (5,284)     (6,447)
  Stock options exercised...........................        1,704       2,942       4,257
  Treasury stock acquired...........................       (4,121)     (4,401)    (13,207)
                                                        ---------    --------    --------
     NET CASH PROVIDED BY FINANCING ACTIVITIES......       54,486      36,997      82,930
                                                        ---------    --------    --------
  Effect of exchange rate changes on cash and
     equivalents....................................           39        (137)       (102)
                                                        ---------    --------    --------
INCREASE IN CASH AND EQUIVALENTS....................        1,180       1,373       1,189
CASH AND EQUIVALENTS AT BEGINNING OF YEAR...........        3,505       4,685       6,058
                                                        ---------    --------    --------
CASH AND EQUIVALENTS AT END OF YEAR.................    $   4,685    $  6,058    $  7,247
                                                        =========    ========    ========

          See accompanying notes to consolidated financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (Dollars in thousands, except per share amounts)

1) SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF PRESENTATION - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts and related disclosures. Actual results could differ from those estimates. Certain prior year amounts have been reclassified to conform to the current year presentation. The Company's fiscal year ends on the Saturday closest to October 31. Fiscal year 1998 and 1997 each consisted of 52 weeks, while 1996 included 53 weeks.

     PRINCIPLES OF CONSOLIDATION - The accompanying consolidated financial statements include the accounts of Spartech Corporation and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated.

     FOREIGN CURRENCY TRANSLATION - Assets and liabilities of the Company's Non-U.S. operations are translated from their functional currency to U.S. dollars using exchange rates in effect at the balance sheet date. Results of operations are translated using average rates during the period. Adjustments resulting from the translation process are included as a separate component of shareholders' equity. The Company may periodically enter into foreign currency contracts to manage exposures to market risks from prospective changes in exchange rates. No such contracts were outstanding as of October 31, 1998.

     CASH EQUIVALENTS - Cash equivalents consist of highly liquid investments with original maturities of three months or less.

     INVENTORIES - Inventories are valued at the lower of cost (first-in, first-out) or market. Finished goods include the costs of material, labor, and overhead.

     PROPERTY, PLANT AND EQUIPMENT - Property, plant and equipment are carried at cost. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets as follows:

                                                               YEARS
                                                               -----
Buildings and leasehold improvements........................      25
Machinery and equipment.....................................   12-16
Furniture and fixtures......................................    5-10

     Major renewals and betterments are capitalized. Maintenance and repairs are expensed as incurred. Upon disposition, the net book value is eliminated from the accounts, with the resultant gain or loss reflected in operations.

     GOODWILL - Goodwill, representing the excess of the purchase price over the fair value of net assets acquired, is charged against operations on a straight-line basis over the periods estimated to be benefited, not exceeding 40 years. Goodwill amortization totaled $896, $1,495, and $3,230 in 1996, 1997, and 1998, respectively. Accumulated amortization at October 31, 1998 totaled $10,472.

     The Company reviews goodwill and other long-lived assets for impairment whenever events and changes in business circumstances indicate the carrying value of the assets may not be recoverable. It recognizes impairment losses if expected undiscounted future cash flows of the related assets are less than their carrying value. An impairment loss represents the amount by which the carrying value of an asset exceeds the fair value of the asset. The Company did not recognize any impairment losses for the periods presented.

                (Dollars in thousands, except per share amounts)

     FINANCIAL INSTRUMENTS - The Company uses the following methods and assumptions in estimating the fair value of financial instruments:

     Cash, accounts receivable, accounts payable, and accrued liabilities - the carrying value of these instruments approximates fair value due to their short-term nature; and

     Long-term debt, including bank credit facility - based on borrowing rates currently available for debt instruments with similar terms and maturities, the carrying value of these instruments approximates fair value.

     REVENUE RECOGNITION - The Company manufactures products for specific customer orders and for standard stock inventory. Revenues are recognized and billings are rendered as the product is shipped to the customer.

     INCOME TAXES - Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets are also recognized for credit carryforwards based on an assessment which includes anticipating future income in determining the likelihood of realization. Deferred tax assets and liabilities are measured using the rates expected to apply to taxable income in the years in which the temporary differences are expected to reverse and the credits are expected to be used. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date.

2) ACQUISITIONS

     On March 31, 1998, the Company completed its acquisition of all the stock of Polycom Huntsman, Inc., a manufacturer of color & specialty compounds. The net cash purchase price was approximately $129,000 (including estimated costs of the transaction and net of cash acquired of $3,000). The acquisition was funded through the Company's bank credit facility and the issuance of $10,000 in Spartech common stock to Polycom shareholders. The fair value of the assets acquired was $171,000 which included, approximately $65,000 in goodwill, and the fair value of the liabilities assumed was $39,000, which consisted of accounts payable, accrued liabilities, lease liabilities, and industrial revenue bonds. For its fiscal year ended March 31, 1998, Polycom's color, specialty, and toll compounding businesses generated annual sales of approximately $115,000.

     On April 26, 1998, the Company completed the purchase of the net assets of Prismaplast Canada Ltd. of Montreal. Prismaplast, commonly known as Plasticolour, produces color concentrates and specialty compounds with net sales for 1997 of approximately $10,000. The acquisition price for Plasticolour approximated $5,000, which was financed through operating cash flow and our bank credit facility.

     On October 30, 1998, the Company completed its purchase of all the stock of Anjac-Doron Plastics, Inc., a custom profile extruder with annual sales of approximately $9,000. The acquisition price of approximately $6,700 was financed through our bank credit facility.

     On August 22, 1997, the Company completed the acquisition of the net assets of the Preferred Plastic Sheet Division of Echlin Inc. The purchase of the extruded plastic sheet and profile extruded product operations included four manufacturing facilities with annual sales of approximately $75,000. The purchase price for the net assets acquired from Preferred was $65,074 in cash, including costs of the transaction. The fair value of assets acquired was $73,517, which included $39,199 of goodwill, and the fair value of the liabilities assumed was $8,443, which included accounts payable and accrued

                (Dollars in thousands, except per share amounts)

liabilities. The purchase price and related costs of the acquisition were funded by a $60,000 private placement of debt with a fixed interest rate of 7.0% and borrowings on the Company's existing bank credit facility.

     On May 9, 1996, the Company completed its acquisition of Portage Industries Corporation and pursuant to the Agreement and Plan of Merger, each share of Portage common stock was converted into the right to receive $6.60 in cash. The price for all outstanding shares of Portage's stock, including exercisable options, totaled approximately $17,600 in cash, including estimated costs of the transaction. The fair value of assets acquired was $27,200, which included $9,500 of goodwill, and the fair value of the liabilities assumed was $9,600. The purchase price was funded by the Company's existing bank credit facility.

     On September 27, 1996, the Company completed the purchase of substantially all of the net assets of the extrusion, color, and molding divisions of Hamelin Group Inc. in accordance with an Asset Purchase and Sale Agreement. Hamelin was a leading manufacturer of extruded plastic sheet, color concentrate materials, molded food packaging products, and injection molded wheels, based in Montreal, Canada. Consolidated sales for the seven facilities were approximately $80,000 for Hamelin's fiscal year ended April 30, 1996. The purchase price for the net assets acquired from Hamelin was $59,400 in cash, including costs of the transaction. The fair value of assets acquired was $70,900, which included $13,500 of goodwill, and the fair value of the liabilities assumed was $11,500, which consisted of lease liabilities, accounts payable, and accrued liabilities. The purchase price was financed through a combination of a common stock offering of 3 million shares and a private placement of $30,000 in debt.

     All these acquisitions have been accounted for by the purchase method, and accordingly, the results of operations were included in the Company's Consolidated Statement of Operations from their respective date of acquisition. The purchase price has been allocated to the assets and liabilities (on a preliminary basis for the 1998 acquisitions), and the excess of cost over the fair value of net assets acquired is being amortized over a forty-year period on a straight-line basis.

     The following summarizes unaudited pro forma consolidated results of operations for fiscal year 1998 assuming the Polycom, Plasticolour, and Anjac acquisitions had occurred at the beginning of the fiscal year. The results are not necessarily indicative of what would have occurred had these transactions been consummated as of the beginning of the fiscal year presented, or of future operations of the consolidated companies.

                                                                PRO FORMA
                                                               (UNAUDITED)
                                                               FISCAL YEAR
                                                                  1998
                                                               -----------
Net Sales...................................................    $712,999
                                                                ========
Earnings Before Income Taxes................................    $ 60,257
                                                                ========
Net Earnings................................................    $ 36,252
                                                                ========
Net Earnings Per Common Share--Diluted......................    $   1.26
                                                                ========

                (Dollars in thousands, except per share amounts)

3)  INVENTORIES

     Inventories at November 1, 1997 and October 31, 1998 are comprised of the following components:

                                                                 1997       1998
                                                                -------    -------
Raw materials...............................................    $37,832    $42,016
Finished goods..............................................     18,019     22,843
                                                                -------    -------
                                                                $55,851    $64,859
                                                                =======    =======

4) PROPERTY, PLANT AND EQUIPMENT

     Property, plant and equipment consisted of the following at November 1, 1997 and October 31, 1998:

                                                                  1997        1998
                                                                --------    --------
Land........................................................    $  5,264    $  6,369
Buildings and leasehold improvements........................      31,825      45,312
Machinery and equipment.....................................     132,895     205,124
Furniture and fixtures......................................       3,759       6,821
                                                                --------    --------
                                                                 173,743     263,626
Less accumulated depreciation...............................      44,381      56,739
                                                                --------    --------
Property, plant and equipment, net..........................    $129,362    $206,887
                                                                ========    ========

5) LONG-TERM DEBT

     Long-term debt is comprised of the following at November 1, 1997 and October 31, 1998:

                                                                  1997        1998
                                                                --------    --------
7.0% Senior Notes...........................................    $ 60,000    $ 60,000
7.62% Guaranteed Senior Notes...............................      30,000      30,000
7.21% Senior Unsecured Notes................................      50,000      50,000
Bank Credit Facility........................................         300     100,700
Other.......................................................       2,314      13,520
                                                                --------    --------
                                                                 142,614     254,220
Less current maturities.....................................         921       8,948
                                                                --------    --------
Total long-term debt........................................    $141,693    $245,272
                                                                ========    ========

     On March 31, 1998, the Company amended its unsecured bank credit facility to an aggregate availability of $150,000 for a new five-year term. The bank credit facility consists of a $50,000 term loan, which has equal quarterly payments due of $2,500 that reduce this availability over the five-year term, and a $100,000 revolving facility. At October 31, 1998, total availability under the bank credit facility was $145,000. Of the $100,700 outstanding, $45,000 was under the facility's term loan and $55,700 was under the facility's revolver, all of which is classified as long term as no paydowns of the aggregate facility are required within the next year. Interest on the bank credit facility is payable at a rate chosen by the Company of either prime or LIBOR plus .5% to 1.0%. At October 31, 1998, the

                (Dollars in thousands, except per share amounts)

Company had fixed LIBOR loans outstanding under the bank credit facility of $88,500 at 6.19% for a one-month period. The remaining bank credit facility was at the current prime rate which was 8.50% at November 1, 1997 and 8.00% at October 31, 1998.

     On August 22, 1997, the Company completed a Private Placement of 7.0% Senior Notes consisting of $45,000 designated as Series A and $15,000 designated as Series B. The Series A 1997 Notes require equal annual principal payments of approximately $6,429 commencing on August 22, 2001 and the Series B 1997 Notes do not require principal payments before becoming due on August 22, 2004. Interest on the 1997 Notes is payable semiannually on February 22 and August 22 of each year.

     On September 27, 1996, the Company completed a $30,000 Private Placement of 7.62% Guaranteed Senior Notes which have a ten-year term. The 1996 Notes require equal annual principal payments of approximately $4,286 commencing on September 27, 2000. Interest on the 1996 Notes is payable semiannually on March 27 and September 27 of each year.

     On August 15, 1995, the Company completed a $50,000 Private Placement of 7.21% Senior Unsecured Notes which have a ten-year term. The 1995 Notes require equal annual principal payments of approximately $7,143 commencing on August 15, 1999. Interest on the 1995 Notes is payable semiannually on February 15 and August 15 of each year.

     The other debt consists of industrial revenue bonds, capital leases, and other term notes utilized to finance capital expenditures. These financings mature between 1999 and 2015 and have interest rates ranging from 2.00% to 9.38%.

     Scheduled maturities of long-term debt for the next five fiscal years are:
1999-$8,948; 2000-$13,008; 2001-$18,733; 2002-$18,524; and 2003-$78,770.

     The long-term debt contains certain covenants which, among other matters, require the Company to restrict the incurrence of additional indebtedness, satisfy certain ratios and net worth levels, and limit both the sale of assets and acquisition transactions.

6) INCOME TAXES

     The provision for income taxes for fiscal years 1996, 1997, and 1998 is comprised of the following:

                                                                 1996       1997       1998
                                                                -------    -------    -------
Federal:
  Current...................................................    $ 7,758    $ 8,698    $14,844
  Deferred..................................................      1,480      3,631      3,483
State.......................................................      1,760      1,819      2,697
Foreign.....................................................        115      1,667      1,382
                                                                -------    -------    -------
  Provision for income taxes................................    $11,113    $15,815    $22,406
                                                                =======    =======    =======

                (Dollars in thousands, except per share amounts)

     Earnings before income taxes for 1996, 1997, and 1998 include $384, $4,924, and $4,383, respectively from Non-U.S. operations. The income tax provision on earnings of the Company differs from the amounts computed by applying the U.S. Federal tax rate of 35% as follows:

                                                                 1996       1997       1998
                                                                -------    -------    -------
Federal income taxes at statutory rate......................    $10,301    $14,458    $19,644
State income taxes, net of applicable Federal income tax
  benefits..................................................      1,144      1,182      1,753
Other.......................................................       (332)       175      1,009
                                                                -------    -------    -------
                                                                $11,113    $15,815    $22,406
                                                                =======    =======    =======

     At November 1, 1997 and October 31, 1998, the Company's principal components of deferred tax assets and liabilities consisted of the following:

                                                                 1997       1998
                                                                -------    -------
Deferred tax assets:
  Tax carryforwards.........................................    $ 1,019    $   486
  Bad debt reserves.........................................        712        675
  Inventories...............................................        445        780
  Accrued liabilities.......................................      4,137      6,571
                                                                -------    -------
                                                                $ 6,313    $ 8,512
                                                                =======    =======
Deferred tax liabilities:
  Depreciation..............................................    $13,705    $34,531
  Other.....................................................        520      1,295
                                                                -------    -------
                                                                $14,225    $35,826
                                                                =======    =======

     At November 1, 1997 and October 31, 1998, the net current deferred tax asset was $3,541 and $5,969, respectively, and the net noncurrent deferred tax liability was $11,453 and $33,283, respectively.

7) SHAREHOLDERS' EQUITY & STOCK OPTIONS

     The authorized capital stock of the Company consists of 45 million shares of $.75 par value common stock and 4 million shares of $1 par value preferred stock.

     The Company has an Incentive Stock Option Plan and Restricted Stock Option Plan for executive officers and key employees. The minimum option price is the fair market value per share at the date of grant, which may be paid upon exercise in Company shares. The Incentive Plan had 598,040 shares outstanding at October 31, 1998. The maximum number of shares issuable annually under the Restricted Plan is limited to 10% of the Company's outstanding common shares, excluding treasury shares at each year end through 2001. Notwithstanding the foregoing, the Board of Directors has resolved that at no time will the total unexercised options issued to employees be in excess of 10% of the then outstanding common shares. The options granted and common shares purchased under the Restricted Plan may not be sold or disposed of for a period of three years from the date of option grant. Subject to the limitations discussed above, the number of shares issued, or options granted, pursuant to these plans is at the discretion of the Compensation Committee of the Board of Directors. The Restricted Plan had 2,460,600 shares outstanding at October 31, 1998. Additional

                (Dollars in thousands, except per share amounts)

options, which have been issued outside the Incentive and Restricted plans discussed above, totaled 234,000 at October 31, 1998.

     A summary of the combined activity for the Company's stock options for fiscal years 1996, 1997, and 1998 follows (shares in thousands):

                                        1996                      1997                      1998
                               -----------------------   -----------------------   -----------------------
                               SHARES      WEIGHTED      SHARES      WEIGHTED      SHARES      WEIGHTED
                               UNDER       AVERAGE       UNDER       AVERAGE       UNDER       AVERAGE
                               OPTION   EXERCISE PRICE   OPTION   EXERCISE PRICE   OPTION   EXERCISE PRICE
                               ------   --------------   ------   --------------   ------   --------------
Outstanding, beginning of
  year.......................  2,267        $3.85        2,074        $4.37        3,015        $ 6.88
Granted......................    315        $7.07        1,414*       $9.84          793        $16.11
Exercised....................   (508)       $3.70         (473)       $4.74         (515)       $ 5.29
                               -----                     -----                     -----
Outstanding, end of year.....  2,074        $4.37        3,015        $6.88        3,293        $ 9.36
                               =====                     =====                     =====
Weighted average fair value
  of options granted.........           $2.49                     $3.95                     $5.00
                                        -----                     -----                     -----
                                        -----                     -----                     -----

---------------
* Amount includes an option for 900 shares issued in conjunction with the settlement of litigation with a former employee-see note (11).

     Information with respect to options outstanding at October 31, 1998, all of which are presently exercisable, follows (shares in thousands):

                                                               WEIGHTED AVERAGE
                                               SHARES UNDER       REMAINING        WEIGHTED AVERAGE
RANGE OF EXERCISE PRICES                          OPTION       CONTRACTUAL LIFE     EXERCISE PRICE
------------------------                       ------------    ----------------    ----------------
$ 1.25 -  5.38.............................         956           3.1 years             $ 3.90
$ 6.75 -  9.00.............................       1,125           5.7 years             $ 8.55
$10.88 - 13.50.............................         414           5.8 years             $11.12
$15.88 - 21.94.............................         798           8.0 years             $16.11
                                                  -----
                                                  3,293
                                                  =====

     The Company follows Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees," in accounting for its employee stock options. Under APB 25, if the exercise price of the stock option equals the market price of the underlying stock on the issuance date, no compensation expense is recognized. The Company is required by Statement of Financial Accounting Standards No. 123 "Accounting for Stock-Based Compensation" to provide pro forma disclosures under an alternative fair value method of accounting. The weighted average fair values of options granted were estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                      1996          1997          1998
                                                   ----------    ----------    ----------
Expected Dividend Yield........................         1.25%         1.25%         1.30%
Expected Volatility............................           35%           35%           31%
Risk-Free Interest Rates.......................    5.77-5.81%    5.77-5.81%    4.52-4.83%
Expected Lives.................................       5 Years       5 Years       5 Years

     Had compensation expense been recognized based on these hypothetical values the Company's net income for 1996, 1997, and 1998 would have been $17,830, $23,020, and $31,330, respectively, and diluted earnings per share for 1996, 1997, and 1998 would have been $.72, $.83, and $1.10,

                (Dollars in thousands, except per share amounts)

respectively. As a result of changing assumptions, these hypothetical calculations are not necessarily representative of future results.

8) EARNINGS PER SHARE

     In February 1997, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 128 "Earnings Per Share" which specifies the computation, presentation and disclosure requirements for earnings per share. Basic earnings per share excludes any dilution and is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All earnings per share data has been calculated in accordance with SFAS 128.

     Earnings used in the computations of both basic and diluted earnings per share represent net earnings as reported. The weighted average number of common shares used in the computations of basic and diluted earnings per share for 1996, 1997, and 1998 follows:

                                                               1996      1997       1998
                                                              ------    -------    ------
Basic earnings per share..................................    23,714     26,418    26,807
Effect of stock options...................................     1,160      1,420     1,802
                                                              ------    -------    ------
Diluted earnings per share................................    24,874     27,838    28,609
                                                              ======    =======    ======

     The effect of stock options represents the shares resulting from the assumed exercise of outstanding stock options calculated using the treasury stock method.

9) EMPLOYEE BENEFITS

     The Company sponsors or contributes to various retirement benefit and savings plans covering substantially all employees. The total cost of such plans for fiscal years 1996, 1997, and 1998 was $698, $1,057, and $1,856, respectively.

10) CASH FLOW INFORMATION

     Supplemental information on cash flows for fiscal years 1996, 1997, and 1998 was as follows:

                                                                1996       1997        1998
                                                              --------    -------    --------
CASH PAID DURING THE YEAR FOR:
  Interest................................................    $  4,558    $ 7,470    $ 14,535
                                                              ========    =======    ========
  Income taxes............................................    $ 10,846    $11,245    $ 15,642
                                                              ========    =======    ========
SCHEDULE OF BUSINESS ACQUISITIONS:
  Fair value of assets acquired...........................    $ 98,062    $73,517    $183,073
  Liabilities assumed.....................................     (21,076)    (8,443)    (43,434)
  Non-cash consideration and holdback payments............      (9,701)     6,846      (7,049)
                                                              --------    -------    --------
  Total cash paid for the net assets acquired.............    $ 67,285    $71,920    $132,590
                                                              ========    =======    ========

                (Dollars in thousands, except per share amounts)

11) COMMITMENTS AND CONTINGENCIES

     The Company conducts certain of its operations in facilities under operating leases. Rental expense for 1996, 1997, and 1998 was $2,807, $3,780, and $5,408, respectively.

     Future minimum lease payments under non-cancelable operating leases, by fiscal year, are: 1999--$3,979; 2000--$3,113; 2001--$2,507; 2002--$1,084;
2003--$944; and $1,289 thereafter.

     In 1992 and 1996, a former Director, Chairman of the Board, and Chief Executive Officer of the Company, filed lawsuits against the Company and certain of its Directors and major shareholders. In the suits, it was claimed that the Company should adjust his existing stock options, provide for the issuance of additional shares of common stock, and award to him attorney's fees and interest. In February 1997, the Company settled both lawsuits. The settlement resolved all claims and terminated all disputes between the respective parties and general releases were executed to prevent further action on such disputes. The settlement was reflected in the Company's 1997 financial statements and, after consideration of amounts previously accrued, did not result in a net charge to earnings.

     At October 31, 1998, there were no other known contingent liabilities, including guarantees, pending litigation, and environmental claims, that, in the opinion of management, are expected to be material in relation to the Company's financial position or results of operations, nor were there any material commitments outside the normal course of business.

12) SEGMENT INFORMATION

     The Company operates in one industry segment as a producer of engineered thermoplastics, polymeric compounds, and molded and profile products for a wide spectrum of manufacturing customers. The Company operates from 38 plants in 35 cities throughout the United States, Canada, and Europe and its customer base is diverse--no one customer represents greater than 5% of total sales. The Company's customers supply product to a broad range of markets, including sign/advertising, transportation, recreation & leisure, building & construction, medical, and packaging.

     The Company operates in three reportable geographic areas--the United States, Canada, and Europe. Geographic financial information for fiscal years 1996, 1997, and 1998 was as follows:

                                                                 OPERATING                        TOTAL
                                 NET SALES                       EARNINGS                         ASSETS
                       ------------------------------   ---------------------------   ------------------------------
                         1996       1997       1998      1996      1997      1998       1996       1997       1998
                       --------   --------   --------   -------   -------   -------   --------   --------   --------
United States........  $384,334   $427,530   $572,676   $33,856   $41,957   $61,807   $221,542   $295,511   $460,897
Canada...............     7,014     75,185     75,970       636     7,744     7,506     67,418     63,292     63,898
Europe...............        --         --      5,209        --        --       415         --         --      8,514
                       --------   --------   --------   -------   -------   -------   --------   --------   --------
                       $391,348   $502,715   $653,855   $34,492   $49,701   $69,728   $288,960   $358,803   $533,309
                       ========   ========   ========   =======   =======   =======   ========   ========   ========

                (Dollars in thousands, except per share amounts)

13) QUARTERLY FINANCIAL INFORMATION

     Certain unaudited quarterly financial information for the fiscal years ended November 1, 1997 and October 31, 1998 was as follows:

                                                    QUARTER ENDED
                                      -----------------------------------------    FISCAL
                                        JAN       APRIL       JULY       OCT        YEAR
                                      --------   --------   --------   --------   --------
1997
Net Sales..........................   $113,387   $129,815   $123,170   $136,343   $502,715
Gross Profit.......................     18,079     21,187     20,435     22,514     82,215
Net Earnings.......................      5,479      6,675      6,731      6,608     25,493
Net Earnings Per Share:
  Basic............................        .21        .25        .25        .25        .96
  Diluted..........................        .20        .24        .24        .23        .92
1998
Net Sales..........................   $133,081   $165,707   $177,702   $177,365   $653,855
Gross Profit.......................     22,480     27,918     30,190     30,627    111,215
Net Earnings.......................      7,021      8,863      9,020      8,816     33,720
Net Earnings Per Share:
  Basic............................        .27        .33        .33        .33       1.26
  Diluted..........................        .25        .31        .31        .31       1.18

                     SPARTECH CORPORATION AND SUBSIDIARIES
                      CONSOLIDATED CONDENSED BALANCE SHEET
                      (in thousands, except share amounts)

                                                                 OCT. 31,       JAN. 30,
                                                                   1998           1999
                                                                -----------    -----------
                                                                               (UNAUDITED)
ASSETS
CURRENT ASSETS
  Cash and equivalents......................................     $  7,247       $  6,024
  Receivables, net..........................................       91,631         92,430
  Inventories...............................................       64,859         69,417
  Prepayments and other.....................................        9,459         10,036
                                                                 --------       --------
     TOTAL CURRENT ASSETS...................................      173,196        177,907
PROPERTY, PLANT AND EQUIPMENT...............................      263,626        271,094
  Less accumulated depreciation.............................       56,739         61,527
                                                                 --------       --------
     NET PROPERTY, PLANT AND EQUIPMENT......................      206,887        209,567
GOODWILL....................................................      148,668        150,599
OTHER ASSETS................................................        4,558          4,921
                                                                 --------       --------
                                                                 $533,309       $542,994
                                                                 ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Current maturities of long-term debt......................     $  8,948       $  8,817
  Accounts payable..........................................       59,578         58,049
  Accrued liabilities.......................................       32,466         32,917
                                                                 --------       --------
     TOTAL CURRENT LIABILITIES..............................      100,992         99,783
                                                                 --------       --------
LONG-TERM DEBT, LESS CURRENT MATURITIES.....................      245,272        246,919
OTHER LIABILITIES...........................................       33,449         34,660
                                                                 --------       --------
     TOTAL LONG-TERM LIABILITIES............................      278,721        281,579
                                                                 --------       --------
SHAREHOLDERS' EQUITY
  Common stock, 27,550,107 shares issued in 1998 and 1999...       20,663         20,663
  Contributed capital.......................................       99,407         97,654
  Retained earnings.........................................       50,185         57,459
  Treasury stock, at cost, 688,917 shares in 1998 and
     604,725 shares in 1999.................................      (11,875)       (10,081)
     Cumulative translation adjustments.....................       (4,784)        (4,063)
                                                                 --------       --------
     TOTAL SHAREHOLDERS' EQUITY.............................      153,596        161,632
                                                                 --------       --------
                                                                 $533,309       $542,994
                                                                 ========       ========

          See accompanying notes to consolidated financial statements.

                     SPARTECH CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
             (Unaudited and in thousands, except per share amounts)

                                                                THREE MONTHS ENDED
                                                               --------------------
                                                               JAN. 31,    JAN. 30,
                                                                 1998        1999
                                                               --------    --------
NET SALES...................................................   $133,081    $167,801
                                                               --------    --------
COSTS AND EXPENSES
  Cost of sales.............................................    110,601     137,604
  Selling and administrative................................      8,161      10,125
  Amortization of intangibles...............................        541         997
                                                               --------    --------
                                                                119,303     148,726
                                                               --------    --------
OPERATING EARNINGS..........................................     13,778      19,075
  Interest..................................................      2,345       3,851
                                                               --------    --------
EARNINGS BEFORE INCOME TAXES................................     11,433      15,224
  Income Taxes..............................................      4,412       6,067
                                                               --------    --------
NET EARNINGS................................................   $  7,021    $  9,157
                                                               ========    ========
NET EARNINGS PER COMMON SHARE:
  Basic.....................................................   $    .27    $    .34
                                                               ========    ========
  Diluted...................................................   $    .25    $    .32
                                                               ========    ========
WEIGHTED AVERAGE NUMBER OF SHARES USED IN COMPUTING NET
  EARNINGS PER COMMON SHARE:
  Basic.....................................................     26,398      26,896
                                                               ========    ========
  Diluted...................................................     28,101      28,748
                                                               ========    ========
DIVIDENDS PER COMMON SHARE..................................   $    .06    $    .07
                                                               ========    ========

          See accompanying notes to consolidated financial statements.

                     SPARTECH CORPORATION AND SUBSIDIARIES
                 CONSOLIDATED CONDENSED STATEMENT OF CASH FLOWS
                          (Unaudited and in thousands)

                                                                 THREE MONTHS ENDED
                                                                --------------------
                                                                JAN. 31,    JAN. 30,
                                                                  1998        1999
                                                                --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net earnings..............................................    $  7,021    $  9,157
  Adjustments to reconcile net earnings to net cash
     provided by operating activities:
     Depreciation and amortization..........................       3,546       5,667
     Change in current assets and liabilities...............      (6,089)     (1,171)
  Other, net................................................         677         897
                                                                --------    --------
     NET CASH PROVIDED BY OPERATING ACTIVITIES..............       5,155      14,550
                                                                --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES
  Capital expenditures......................................      (2,056)     (4,956)
  Business acquisitions.....................................      (3,095)    (10,437)
  Retirement of assets......................................          32          20
                                                                --------    --------
     NET CASH USED FOR INVESTING ACTIVITIES.................      (5,119)    (15,373)
                                                                --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES
  Bank Borrowings for Business Acquisitions.................       3,095      10,437
  Net borrowings (payments) on revolving credit
     facilities.............................................          55      (8,037)
  Payments on bonds and leases..............................        (658)       (962)
  Cash dividends on common stock............................      (1,589)     (1,883)
  Stock options exercised...................................         329         480
  Treasury stock acquired...................................      (2,341)       (439)
                                                                --------    --------
     NET CASH USED FOR FINANCING ACTIVITIES.................      (1,109)       (404)
                                                                --------    --------
  Effect of exchange rate changes on cash and equivalents...         (58)          4
                                                                --------    --------
DECREASE IN CASH AND EQUIVALENTS............................      (1,131)     (1,223)
CASH AND EQUIVALENTS AT BEGINNING OF PERIOD.................       6,058       7,247
                                                                --------    --------
CASH AND EQUIVALENTS AT END OF PERIOD.......................    $  4,927    $  6,024
                                                                ========    ========

          See accompanying notes to consolidated financial statements.

                     SPARTECH CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
                      (Unaudited and dollars in thousands)

NOTE A--BASIS OF PRESENTATION

     The accompanying consolidated financial statements include the accounts of Spartech Corporation and its wholly owned subsidiaries. These financial statements have been prepared on a condensed basis and, accordingly, certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the financial statements contain all adjustments (consisting solely of normal recurring adjustments) and disclosures necessary to make the information presented therein not misleading. These financial statements should be read in conjunction with the consolidated audited financial statements and accompanying footnotes thereto included in this prospectus.

     The Company's fiscal year ends on the Saturday closest to October 31. Operating results for the first quarter are traditionally seasonal in nature and are not necessarily indicative of the results expected for the full year.

NOTE B -- INVENTORIES

     Inventories are valued at the lower of cost (first-in, first-out) or market. Inventories at October 31, 1998 and January 30, 1999 are comprised of the following components:

                                                                 1998       1999
                                                                -------    -------
Raw materials...............................................    $42,016    $45,987
Finished goods..............................................     22,843     23,430
                                                                -------    -------
                                                                $64,859    $69,417
                                                                =======    =======

NOTE C -- CASH FLOW INFORMATION

     Supplemental information on cash flows and noncash transactions for the quarter ended January 31, 1998 and January 30, 1999 is as follows:

                                                                1998     1999
                                                                ----    ------
Cash paid for:
  Interest..................................................    $ 61    $1,579
                                                                ====    ======
  Income taxes..............................................    $304    $  312
                                                                ====    ======

NOTE D -- COMMITMENTS AND CONTINGENCIES

     The Company currently has no litigation with respect to any environmental matters.

NOTE E -- COMPREHENSIVE INCOME

     On November 1, 1998 the Company adopted Statement of Financial Accounting Standards No. 130--"Reporting Comprehensive Income". Comprehensive Income is an entities change in equity during the period from transactions, events and circumstances from non-owner sources. A summary of the components of Total Comprehensive Income follows:

                     SPARTECH CORPORATION AND SUBSIDIARIES
              NOTES TO CONSOLIDATED CONDENSED FINANCIAL STATEMENTS
               (Unaudited and dollars in thousands)--(continued)

                                                                   QUARTER ENDED
                                                                --------------------
                                                                JAN. 31,    JAN. 30,
                                                                  1998        1999
                                                                --------    --------
Net Earnings................................................     $7,021      $9,157
Foreign currency translation adjustments....................     (1,046)        721
                                                                 ------      ------
  Total Comprehensive Income................................     $5,975      $9,878
                                                                 ======      ======

     The Company's other comprehensive income consists solely of foreign currency translation adjustments. Accumulated other comprehensive income is represented on the balance sheet as cumulative translation adjustments as of October 31, 1998 and January 30, 1999, respectively.

NOTE F -- ACQUISITIONS

     On January 7, 1999 the Company completed its acquisition of the net assets of Lustro Plastics Company, a custom sheet and rollstock extruder with annual sales of approximately $28,000. The total purchase price was approximately $10,400, including estimated costs of the transaction. The fair value of assets acquired was $13,900 including $2,800 of goodwill, and the fair value of liabilities assumed was $3,500. The acquisition was funded through the Company's existing bank credit facility.

              Alloy Plastics & Product Transformation Applications

EXTRUDED SHEET & ROLLSTOCK


[Picture]                             [Picture]                             [Picture]
TWA serves breakfast cereals and      This new Shell service station sign,  Sub-Zero Freezer Company, Inc. has
juices packaged in Spartech Plastics  fabricated out of Spartech Plastics   used Spartech Plastics co-extruded
new PackAlloy MLB.                    extruded sheet, is replacing the      sheet in their refrigerators for
                                      older metal post signs, like the one  more than 15 years.
                                      shown in the background.
COLOR & SPECIALTY COMPOUNDS

[Picture]                             [Picture]                             [Picture]
Black & Decker's DeWalt line of       Mega Blacks utilize color             DaimlerChrysler's Jeep Grand
power tools are packaged in cases     concentrates produced at Spartech     Cherokee utilizes a new compound
manufactured from specialty           Colors Montreal, Canada facility.     manufactured at Spartech Polycom's
compounds produced by Spartech                                              St. Clair Michigan facility for its
Polycom.                                                                    cargo compartment load floor.
MOLDED & PROFILE PRODUCTS

[Picture]                             [Picture]                             [Picture]
Our profile extruded products are a   Cub Cadet riding mowers utilize       GenPak's plastic lids are used by
part of Select Comfort's sleep        products manufactured at our Hamelin  customers to package their ice cream
systems.                              Industries' Warsaw, Indiana           products.
                                      facility.

     The following trademarks appear above: TWA -- a registered trademark of Trans World Airlines, Inc. Shell -- a registered trademark of Shell Oil Company. Sub-Zero -- a registered trademark of Sub-Zero Freezer Company, Inc. DeWalt and Black & Decker -- registered trademarks of Black & Decker, Inc. Mega Bloks -- a registered trademark of Ritvik Holdings, Inc. Jeep Grand Cherokee -- a registered trademark of DaimlerChrylser Corporation. Select Comfort -- a registered trademark of Select Comfort Retail Corporation. Cub Cadet -- a registered trademark of MTD Products, Inc. Haagen-Dazs -- a registered trademark of Haagen-Dazs Co., Inc.

----------------------------------------------------------
----------------------------------------------------------

You should rely only on the information contained in this prospectus. spartech has not authorized anyone to provide you with information different from that contained in this prospectus. This prospectus is not an offer to sell, and it does not seek an offer to buy, these securities in any jurisdiction where the offer or sale is not permitted. The information in this prospectus is correct only as of the date of this prospectus, regardless of when this prospectus is delivered to you or these securities are sold.

                             ----------------------

                               TABLE OF CONTENTS

                                           PAGE
                                           ----
Prospectus Summary.......................    3
Risk Factors.............................    6
Forward Looking Statements...............    9
Use of Proceeds..........................    9
Price Range of Common Stock and
  Dividends..............................   10
Capitalization...........................   11
Selected Consolidated Financial Data.....   12
Management's Discussion and Analysis of
  Financial Condition and Results of
  Operations.............................   13
Business.................................   19
Management...............................   29
Principal and Selling Stockholders.......   31
Underwriting.............................   33
Legal Matters; Experts...................   34
Where You Can Find More Information......   35
Index to Consolidated Financial
  Statements.............................  F-1

----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------
----------------------------------------------------------

                                2,328,968 SHARES

                                      LOGO
                              SPARTECH CORPORATION
                                  COMMON STOCK
                             ----------------------
                                   PROSPECTUS

                             ----------------------

                                 FIRST ANALYSIS
                             SECURITIES CORPORATION

                            EVEREN SECURITIES, INC.

                          JANNEY MONTGOMERY SCOTT INC.

                                            , 1999

----------------------------------------------------------
----------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

SEC Registration Fee........................................  $ 18,083
National Association of Securities Dealers, Inc. Fee........     7,005
New York Stock Exchange Listing Fee.........................     1,500
Printing Expenses...........................................    50,000
Legal Fees and Expenses.....................................   100,000
Auditors' Fees and Expenses.................................    25,000
Transfer Agent and Registrar Fees...........................    10,000
Miscellaneous Expenses......................................     8,412
                                                              --------
Total.......................................................  $220,000
                                                              ========


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.


     Section 145 of the General Corporation Law of the State of Delaware provides generally and in pertinent part that a Delaware corporation may indemnify its directors and officers against expenses, judgments, fines and settlements actually and reasonably incurred by them in connection with any civil suit or action, except actions by or in the right of the corporation, or any administrative or investigative proceeding if, in connection with the matters in issue, they acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interest of the corporation, and in connection with any criminal suit or proceeding, if in connection with the matters in issue, they had no reasonable cause to believe their conduct was unlawful. Section 145 further permits a Delaware corporation to grant its directors and officers additional rights of indemnification through bylaw provisions and otherwise and to purchase indemnity insurance on behalf of its directors and officers.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ITEM 16.  EXHIBITS

     A list of exhibits is set forth in the Exhibit Index appearing elsewhere in this Registration Statement and is incorporated herein by reference.

ITEM 17.  UNDERTAKINGS.

     A. The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to

Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     B. The undertaking required by Item 512(h) of Regulation S-K is set forth in the last paragraph of Item 15 above.

     C. The undersigned Registrant hereby undertakes that:

     (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

     (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the County of St. Louis and State of Missouri on the 27th day of May, 1999.


                                          SPARTECH CORPORATION

                                                /s/ BRADLEY B. BUECHLER
                                          By:
                                          --------------------------------------

                                                    Bradley B. Buechler
                                              Chairman of the Board, President
                                                and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

                  SIGNATURE                                     TITLE                        DATE
                  ---------                                     -----                        ----
           /s/ BRADLEY B. BUECHLER             Chairman of the Board, President, Chief   May 27, 1999
---------------------------------------------  Executive Officer and Director
             Bradley B. Buechler

            /s/ DAVID B. MUELLER*              Executive Vice President, Chief
---------------------------------------------  Operating Officer, Secretary and
              David B. Mueller                 Director

             /s/ RANDY C. MARTIN               Vice President--Finance and Chief         May 27, 1999
---------------------------------------------  Financial Officer (Principal Accounting
               Randy C. Martin                 Officer)

             /s/ RALPH B. ANDY*                Director
---------------------------------------------
                Ralph B. Andy

           /s/ THOMAS L. CASSIDY*              Director
---------------------------------------------
              Thomas L. Cassidy

             /s/ W. R. CLERIHUE*               Director
---------------------------------------------
               W. R. Clerihue

            /s/ JOHN R. KENNEDY*               Director
---------------------------------------------
               John R. Kennedy

           /s/ CALVIN J. O'CONNOR*             Director
---------------------------------------------
             Calvin J. O'Connor

          /s/ JACKSON W. ROBINSON*             Director
---------------------------------------------
             Jackson W. Robinson

             /s/ ALAN R. TEAGUE*               Director
---------------------------------------------
               Alan R. Teague



              *By:    /s/ BRADLEY B.                                May 27, 1999
                         BUECHLER

                 -------------------------
                   Bradley B. Buechler,
                      attorney in fact

                                 EXHIBIT INDEX

EXHIBIT NUMBER                          DESCRIPTION
--------------                          -----------
          1.1   Form of Underwriting Agreement (previously filed)
          3.1   Restated Certificate of Incorporation of registrant,
                incorporated by Reference to Exhibit 3.1 to Registration
                Statement No. 333-60381, filed July 31, 1998
          3.2   By-Laws of Registrant, as amended, incorporated by reference to Exhibit 3.2 to Registration Statement No. 333-60381,
                filed July 31, 1998
          5.1   Opinion of Armstrong Teasdale LLP as to the legality of the shares (previously filed)
         23.1   Consent of Arthur Andersen LLP
         23.2   Consent of Ernst & Young LLP
         23.3   Consent of Armstrong Teasdale LLP (included in Exhibit 5.1)
         23.4   Consent of Amyot Exco Audit
         24.1   Power of Attorney (previously filed)